AR/S

0-4829



APR 1 7 2003

P.E. 12-28-02


NDC 59730-4203-1
Hepatitis B Immune
Globulin (Human)
Nabi-HB™
Solvent/Detergent
Treated and Filtered
5 mL (>1560 IU)

Nabi Biopharmaceuticals

2002 annual report

Nabi Biopharmaceuticals' vision is to unlock the power of the immune system to help people with serious, unmet medical needs. A vertically integrated company, Nabi Biopharmaceuticals focuses on developing and commercializing novel vaccines and antibody-based therapies that prevent and treat infectious, autoimmune and addictive diseases.

Today our biopharmaceutical product business is focused on two significant opportunities: our flagship product, Nabi-HB® [Hepatitis B Immune Globulin (Human)], for the prevention of hepatitis B infections and WinRho SDF® [Rh_o(d) Immune Globulin Intravenous (Human)], for the treatment of acute, chronic and HIV-related immune thrombocytopenia. Other marketed products include Aloprim™ [(Allopurinol sodium) for Injection], for the treatment of chemotherapy-induced hyperuricemia, and Autoplex® T (Anti-inhibitor Coagulant Complex, Heat Treated), for the treatment of blood clotting disorders in hemophiliacs.

For the future, StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine), a vaccine to prevent life-threatening *Staph aureus* infections, is the company's most advanced product under development. Altastaph™ [*Staphylococcus aureus* Immune Globulin (Human)] a companion antibody-based therapy, is being developed to provide immediate protection against *Staph aureus* infections. Other investigational products include Civacir™ [Hepatitis C Immune Globulin (Human)], for the prevention of hepatitis C re-infection following liver transplant, and NicVAX™ (Nicotine Conjugate Vaccine), a novel vaccine for the treatment and prevention of nicotine addiction.

Funding to support these important research and development efforts at Nabi Biopharmaceuticals is being generated by a strong and capable operations team that includes accomplished clinical, regulatory, manufacturing, and sales and marketing personnel. Working together, this team has successfully built: 1) a strong and growing biopharmaceutical business and 2) key physician, customer, and corporate partnerships that will help us to continue to build our biopharmaceutical business in the coming years.

Nabi Biopharmaceuticals is headquartered in Boca Raton, Florida, with principal R&D offices and laboratories in Rockville, Maryland. Additional information about Nabi Biopharmaceuticals may be obtained on the company's website at www.nabi.com.

Powering the Immune System™



Product	Indication
StaphVAX®	Staphylococcus aureus Infections
Nabi-HB® I.V.	Hepatitis B Liver Transplants
Aloprim™	Chemotherapy-induced Hyperuricemia
Autoplex® T	Hemophilia A with Factor VIII Antibodies
WinRho SDF®	ITP Isoimmunization
Nabi-HB®	Hepatitis B Post-exposure

07. Reported encouraging preliminary results from StaphVAX® booster trial that demonstrated the feasibility of a booster dose of the vaccine for patients at chronic risk of infection.

08. Successfully initiated and completed human Phase I safety testing of NicVAX™, a novel vaccine to fight nicotine addiction.

09. Reported preliminary data supporting the safety of NicVAX™ and its ability to stimulate the production of nicotine-specific antibodies.

10. Strengthened senior management team with promotion of Tom McLain to President, responsible for all operating areas of the company.

11. Filed BLA for liver transplant indication for Nabi-HB Intravenous. Designated Orphan Drug by FDA.

12. Obtained Orphan Drug designation for Civacir™.

13. Produced clinical material for StaphVAX trial at Dow.

14. Generated record end-user sales for biopharmaceutical products.

Product Pipeline



Marketed
BLA
Phase III
Phase II
Civacir™
NicVAX™
Altastaph™
Phase I
Preclinical
Other Gram-positive programs
RENS
Research
Viral Infections and Cancer
Staphylococcus epidermidis, Enterococcal Infections
Hepatitis C Liver Transplants
Smoking Cessation Vaccine
Staphylococcus aureus Infections

2002 Milestones

01. Successfully negotiated and signed four international distribution agreements to expand global presence for our flagship product, Nabi-HB®.

02. StaphVAX Phase III trial results published in *The New England Journal of Medicine*.

03. Renamed the company Nabi Biopharmaceuticals to reinforce our business focus.

04. Distributed the first units of Nabi-HB manufactured in our new state-of-the-art biopharmaceutical manufacturing facility.

05. Successfully commenced and completed enrollment for the first human clinical testing of Civacir™ in liver transplant patients.

06. Successfully eliminated company debt by repaying convertible notes.

To Our Shareholders, Welcome to the first annual report in our new identity as Nabi Biopharmaceuticals. 2002 was a great year for our company, marked by record sales from our growing biopharmaceuticals business and the achievement of key milestones in our strategic plan.

As we began our transition from a raw materials supplier to a vertically integrated, research-driven, biopharmaceutical company, there were three key elements to the success of our strategy. The first was to continue to build the cash flow from current operations to fund the overall business—especially the development of our pipeline of innovative, proprietary products. 2000, 2001 and 2002 prove our success in this area. During 2002, we continued to generate significant cash flow, driven by growing use of Nabi-HB® and WinRho SDF®. We also began shipping Nabi-HB from our new Boca Raton manufacturing plant, which allows us to fully control the supply chain and capture the margin on sales of our flagship product.

Some may have initially questioned the wisdom of our unique business model. Today, however, as all companies face a difficult and uncertain business climate, we believe our strategy and our determination to focus on our current operations has proven its value. We expect that the cash generated from operations in 2003 will allow us to continue to again increase our investment in clinical trials by more than 30%.

The second element of our strategic plan was to create new opportunities to build our biopharmaceutical product revenues and margins by expanding the markets for Nabi-HB. In 2002 we made significant progress in markets outside the U.S. and through an important new indication for this product. Having our own plant has enabled us to pursue international distribution agreements, and we signed four of these during 2002.



We also filed a Biological License Application, seeking U.S. Food and Drug Administration approval for the use of Nabi-HB® Intravenous to prevent the re-infection of livers transplanted into patients with chronic hepatitis B infection. FDA has granted this BLA a priority review and designated it an Orphan Drug.

We also plan to further increase sales revenues over the next year by augmenting our current product line by acquiring at least one additional FDA-approved product. We are focusing on acquisition opportunities that offer a good strategic fit with our current products or with the new markets to be addressed by our lead development-stage products, StaphVAX® and Altastaph™.

The third element of our plan was to build for the future by accelerating the advancement of our innovative pipeline of proprietary, development stage products through clinical trials. During 2002, we made significant progress in this area as we successfully initiated human clinical trials for three of our pipeline products.

To Our Shareholders

• We began the first human clinical testing with Civacir™ as a potential treatment to prevent the re-infection of livers transplanted into patients with hepatitis C. Our Phase I/II trial was fully enrolled during the year, and we expect to announce results from this trial during 2003. Importantly, the FDA granted us Orphan Drug status for Civacir during the year.

• We began the first human clinical trial with our nicotine vaccine candidate, NicVAX™. Preliminary data from this trial in non-smokers was encouraging, and based on these results, we have already begun our first European clinical trial to further evaluate the safety and immunogenicity of NicVAX, this time in current smokers and ex-smokers. This study will be followed by a similar trial in the US later this year.

• We initiated a human clinical trial in adults suffering from persistent *S. aureus* blood stream infections with Altastaph™, our developmental *Staphylococcus aureus* immune globulin product. We will continue to enroll patients in this trial in 2003.

Our major focus is on the development of StaphVAX, our investigational *Staph aureus* vaccine. During 2002 we completed and announced the successful results of a clinical study demonstrating that a booster dose of the vaccine could safely increase the concentration of *Staph aureus* antibodies in previously vaccinated individuals. These results suggested that periodic boosts with StaphVAX may be able to sustain protective levels of antibodies in patients at chronic risk of *Staph aureus* infection. In addition, we successfully transferred the commercial manufacturing process for StaphVAX to our manufacturing partner for that product, Dow Biopharmaceutical Contract Manufacturing Services ("Dow"). We produced the first clinical lot of StaphVAX at Dow during the year, supporting our ability to initiate a confirmatory Phase III study of StaphVAX as planned in the second half of 2003.

Beyond those successes, 2002 was also an important year operationally for the Company. We repaid all of our outstanding debt and retained $52 million in cash at the end of the year. We further strengthened our management team in preparation for future growth, promoting Thomas H. McLain to President and Chief Operating Officer responsible for all operating areas of the Company. In addition, recent strengthening of our management team in the areas of clinical, regulatory and vaccine manufacturing will continue to help us build the success of Nabi Biopharmaceuticals well into the future.

We continue to emphasize the "Nabi Way," an initiative designed to further strengthen our corporate culture and focus on excellence in preparation for future growth. To tell you more, we feature a discussion with Tom McLain about quality, integrity, ethics and "The Nabi Way" and its objectives as part of this year's annual report.

Once again, I want to thank our employees and collaborators for their hard work and dedication, and the ongoing support of our shareholders. 2003 will be another exciting and productive year for Nabi Biopharmaceuticals as we continue to execute against our strategic plan. Our biopharmaceutical business has good momentum and the cash generated from our operations will allow us to continue to accelerate the advancement of our pipeline products. I look forward to communicating our progress and achievements to you over the coming months.

Sincerely yours,
David J. Gury

"We achieved a record breaking first year as Nabi Biopharmaceuticals. Not only did we achieve the highest biopharmaceutical sales levels in our history, but we also successfully accomplished several key company milestones."



David J. Gury, Chairman and CEO

Biopharmaceutical Business

Nabi Biopharmaceuticals has developed a strong expertise with the human immune system and has used that knowledge to build a growing biopharmaceutical business focused on infectious and autoimmune diseases. Our success has enabled us to invest in the innovative application of proven conjugate vaccine and antibody technology to address significant unmet medical needs. This has allowed us to create a rich development pipeline of products. Our success has also allowed us to pursue an innovative business model. The cash flow from our growing biopharmaceutical products business has fully funded our operations, including the development of our innovative pipeline of proprietary products. Nabi Biopharmaceuticals enjoyed a record year for biopharmaceutical product sales during 2002. Led by revenue of our flagship product, Nabi-HB®, and WinRho SDF®, our treatment for immune thrombocytopenic purpura, sales from biopharmaceutical products grew to $89.5 million in 2002, an increase of 22% over 2001. Nabi Biopharmaceuticals projects further sales growth for these products over the coming year.

Nabi-HB® [Hepatitis B Immune Globulin (Human)]—
Our strategy to build sales of Nabi-HB will be driven from several sources. Hepatitis B virus infection is a major global health care problem. Worldwide, one in three people have been infected with the hepatitis B virus, and over 350 million are chronic carriers of the virus. The licensure of Nabi Biopharmaceuticals' Boca Raton manufacturing facility has enabled us to pursue the international expansion of Nabi-HB. This facility gives us control over the production, distribution and sales of Nabi-HB from the antibody donor to the patient receiving treatment. During 2002, Nabi Biopharmaceuticals signed a number of international agreements for the distribution of Nabi-HB to such countries as Turkey, Singapore and Malaysia, as well as a "Named Patient" agreement with IDIS World Medicines. The company expects to sign additional international distribution agreements for Nabi-HB® in the coming year.

We are also working to expand the approved use of Nabi-HB with new indications for the product. Chronic hepatitis infection causes severe liver damage or even liver cancer over time, leading to the need for liver transplantation. During 2002, Nabi Biopharmaceuticals filed a Biological License Application with the U.S. Food and Drug Administration for the use of Nabi-HB to prevent the re-infection of healthy livers transplanted into patients with hepatitis B.

One of our strengths is our experienced marketing and sales team. Each of the company's 40 field representatives work closely with physicians and nurses in a consulting relationship, aimed at helping these health care professionals deliver the best possible care to patients. This kind of relationship is consistent with our core value of being a customer-oriented company working in partnership with physicians, nurses and other healthcare professionals to help meet patient needs. In addition to Nabi-HB, Nabi Biopharmaceuticals' other currently marketed products include:

WinRho SDF® [Rh_0(D) Immune Globulin Intravenous (Human)]—
The company's second largest marketed product, WinRho SDF is an antibody-based therapy used to treat Immune Thrombocytopenic Purpura (ITP), an autoimmune disease that causes low platelet levels and thus affects blood clotting.

Autoplex® T [Anti-Inhibitor Coagulant Complex, Heat Treated]—Autoplex T is a coagulation complex used to treat hemophilia A patients who have developed inhibitors (i.e. antibodies) to the normal course of treatment with Factor VIII.

Aloprim™ [(Allopurinol sodium) for injection]—Aloprim is an injectable formulation of allopurinol approved to reduce elevated levels of harmful uric acid that can be a complication for patients undergoing chemotherapy.



We use our cash flow from operations to finance innovative research.

Biopharmaceutical Business



R&D: Development Pipeline

Nabi Biopharmaceuticals' research is focused on unlocking the power of the human immune system to develop innovative products to address serious unmet medical needs. Our product development efforts are concentrated in the areas of infectious disease and addiction. We follow a unique development approach at Nabi Biopharmaceuticals taking proven technologies and using them in new and novel ways, and doing things that others believed could not be done. The result: a growing pipeline of innovative and proprietary products that address large market opportunities where new approaches and treatment alternatives are greatly needed. In the future, we expect to pursue other new treatment modalities that will allow us to build upon our pipeline products.

Rockville, Maryland, outside of Washington D.C., is home to our research and product development facility. More than 100 scientists are engaged in research and clinical development activities at this facility. The company has recently bolstered its product development and manufacturing infrastructure with the addition of two new senior level executives: Dr. Henrik S. Rasmussen, appointed Vice President, Clinical and Regulatory Affairs and Dr. Raafat E.F. Fahim, appointed Vice President, Vaccine Manufacturing Operations. In addition to our own internal research and development capabilities, Nabi Biopharmaceuticals also maintains a strong network of scientific collaborations with leading researchers at the National Institutes of Health and several important academic institutions.

Nabi Biopharmaceuticals' product development efforts are currently focused on three areas. The first is life-threatening Gram-positive bacterial infections, which account for over two-thirds of all hospital acquired bloodstream infections. Here the company is developing innovative conjugate vaccines to prevent infection. Using the same vaccines to stimulate antibody production in healthy donors, Nabi Biopharmaceuticals is also developing human antibody-based therapies, or immune globulins, to prevent or treat infection in those at acute risk. Secondly, the company is developing human antibody-based treatments against viral hepatitis, employing our knowledge and experience with Nabi-HB to develop a new treatment against hepatitis C called Civacir™. Finally, Nabi Biopharmaceuticals is developing a novel vaccine, NicVAX™, which is aimed at treating or preventing addiction to one of the most commonly used and addictive of all drugs—nicotine.

We believe that our products in development can revolutionize the way that physicians use vaccines and human antibody-based therapies to treat or prevent disease. As such, our development-stage products are representative of a new generation of high-value vaccines and human antibody therapeutics with the potential to have a huge impact on the quality of individual patients' lives and reducing the cost of their healthcare.

In addition, Nabi Biopharmaceuticals' innovative research has led to a strong and growing intellectual property portfolio with multiple human health applications.

Nabi Biopharmaceuticals aims
use them in new ways, often to

R&D: Development Pipeline

to tak proven technologies and
do th hat others said could not b



Deaths from hospital-acquired
leading cause of mortality

Gram-positive Program

The Centers for Disease Control (CDC) estimate that over 2 million people—about one in 200 people admitted to U.S. hospitals—develop infections each year. Moreover, deaths from hospital-acquired infections represent the fourth leading cause of mortality among Americans, behind heart disease, cancer and strokes. Patients in intensive care and individuals whose immune competency is lower due to chronic illness or age are at particular risk of infection. The very catheters and intravenous lines used in their care can serve as highways for bacteria to invade the body and cause disease.

Staph aureus is the major cause of serious, hospital-acquired infections. In healthy people, it rarely causes health problems, but a *Staph aureus* infection can be deadly when it enters the bloodstream and moves to the lungs, bones or joints, especially in the very ill. Hospital-acquired *Staph aureus* is rapidly becoming resistant to nearly all antibiotics, further adding to the seriousness of these infections.

Nabi Biopharmaceuticals is developing a novel vaccine called StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine) which is designed to protect against two of the most dangerous strains of *Staph aureus*, type 5 and 8. Together, these two strains account for approximately 85% of *Staph aureus* infections. Results of an initial Phase III study of StaphVAX demonstrated the ability of a single dose of this experimental vaccine to reduce *Staph aureus* bloodstream infections by nearly 60% for up to 10 months in patients with end-stage renal disease (ESRD), on dialysis. These promising trial results were reported in a *New England Journal of Medicine* article published during 2002. Also, during 2002, we announced the results of a boosting study with StaphVAX that suggested periodic booster doses might increase and sustain protective antibody levels for patients at chronic risk of *Staph aureus* infection.

Nabi Biopharmaceuticals is preparing to undertake a confirmatory Phase III study of StaphVAX in ESRD patients during 2003. This study will look at the ability of the vaccine to provide protection for eight months, thereby confirming the first study, and the ability of a booster to sustain that protection through fourteen months. With successful results from this study, the company expects to file a Biological License Application (BLA) by the end of 2005 for StaphVAX.

We are also developing a human antibody-based product designed to provide immediate protection from *Staph aureus* bacteria in patients who are at short-term risk of infection, such as newborns, those receiving emergency surgery, or trauma patients. Called Altastaph™ [*Staphylococcus aureus* Immune Globulin Intravenous (Human)], this product leverages StaphVAX's ability to produce anti-*Staph aureus* antibodies in healthy volunteers and Nabi Biopharmaceuticals' expertise in the production and development of human antibody-based therapeutics. In 1999, we completed a Phase I/II trial of Altastaph to measure safety and pharmacokinetics in low birth weight infants. This study successfully established dosing and a good safety profile for Altastaph. A second Phase I/II Altastaph trial to assess the safety, pharmacokinetics and preliminary efficacy was initiated in 2002 in adults with persistent *S. aureus* infections. We expect to initiate a Phase II trial in low birth weight infants later this year to further determine Altastaph's potential role in this important patient population. Clinical (and ultimately commercial) supplies for Altastaph will be made in our Boca Raton manufacturing facility.

Longer-term, Nabi Biopharmaceuticals will continue to expand our Gram-positive vaccine program to include other important strains of bacteria that cause hospital acquired infections. These include extending the protective abilities of StaphVAX to a third strain of *Staph aureus*, type 336. The company is also developing new vaccines against other Gram-positive bacteria such as *Staph epidermis* and Enterococcus, which cause approximately 32 percent of all Gram-positive infections. As the company advances the development of these Gram-positive vaccine products, we also will have the ability to begin evaluating the potential for additional human antibody-based therapies.

Gram-positive Program

infections represent the fourth among Americans, behind heart disease, cancer and strokes.

Hepatitis B Virus: Nabi-HB Intravenous

Hepatitis B is the most severe form of viral hepatitis and a leading cause of liver cancer. Infection with hepatitis B virus (HBV) often leads to chronic disease. One hundred times more infectious than the AIDS virus, it is a leading cause of death worldwide. It is estimated that more than 350 million people worldwide are chronically infected with HBV, one-third of who are expected to develop serious liver disease and approximately 1 million will die each year. An estimated 1.25 million Americans are chronically infected with HBV, with 20 to 30 percent acquiring their infections in childhood, according to the U.S. Centers for Disease Control and Prevention.

In November 2002, Nabi Biopharmaceuticals filed the Nabi-HB® [Hepatitis B Immune Globulin Intravenous (Human)] Biologics License Application (BLA) for the prevention of hepatitis B virus (HBV) re-infection of transplanted livers in HbsAg-positive liver transplant patients with the US FDA. This BLA was granted a priority review by the FDA in January 2003 supporting our conviction that Nabi-HB addresses a significant medical need for HBV liver transplant patients. It has received Orphan Drug designation from the FDA and we expect to hear on the status of this application by mid-year.

Hepatitis C Virus: Civacir

Hepatitis C virus (HCV) is the most common chronic blood-borne infection in the United States. Approximately 3.9 million Americans have HCV infections, and an estimated 24,000 become newly infected each year. Worldwide, about 170 million people are infected with HCV.

About 80% of all patients with HCV infections become chronic carriers of the virus. Chronic HCV infection usually results in progressive liver disease, which can culminate in liver failure or liver cancer. Such patients require a liver transplant in order to survive. In fact, the majority of liver transplants performed in the United States each year result from complications of HCV infection. Moreover, nearly every new liver transplanted into chronic HCV carriers becomes rapidly re-infected with HCV, often within days following transplant during a period of time when other anti-viral drugs cannot be used to protect the liver.

Civacir™ [Hepatitis C Immune Globulin (Human)] is an investigational antibody product derived from human plasma enriched with HCV antibodies. Nabi Biopharmaceuticals is developing Civacir to prevent re-infection of transplanted livers in patients chronically infected with that virus. Civacir is a product that can be used at the time of liver transplant, which we expect will help prevent the re-infection of the newly transplanted livers. In December 2002, the U.S. Food and Drug Administration granted Orphan Drug Designation to Civacir for this use. Civacir leverages the experience gained by Nabi Biopharmaceuticals with Nabi-HB® Intravenous, the company's hepatitis B immune globulin product that is being developed to help prevent the re-infection of newly transplanted livers in hepatitis B patients. It also capitalizes on the company's immune globulin production expertise and Boca Raton manufacturing plant.

During 2002, we completed enrollment in a Phase I/II clinical trial of Civacir in HCV transplant patients, sponsored by the National Institute of Allergy and Infectious Diseases. This study is evaluating the safety and HCV specific antibody levels of Civacir that are maintained in patients following dosing. The company expects to announce results of this trial during 2003. Results of an earlier pre-clinical study in chimpanzees showed that multiple infusions of Civacir successfully protected the animals against HCV-induced liver disease for as long as antibody levels were maintained.

Nicotine Addiction: NicVAX™

Tobacco use is insidious. Of the 48 million adult Americans who smoke tobacco, about 70 percent, or nearly 34 million people, have made at least one attempt to quit. Due to the addictive nature of nicotine, however, only about 1.2 million succeed in quitting permanently. This makes tobacco use an immense public health problem, with an estimated one-fifth of all U.S. deaths attributable to the effects of cigarette smoking. This figure exceeds all the deaths attributable to alcohol, cocaine, heroin, homicide, suicide, car accidents, fires and AIDS combined.

NicVAX™ (Nicotine Conjugate Vaccine) is a novel and patented experimental vaccine that Nabi Biopharmaceuticals is developing to prevent and treat nicotine addiction. NicVAX leverages Nabi Biopharmaceuticals' expertise in the development of unique and innovative conjugate vaccines to stimulate the production of antibodies

Hepatitis C virus infections represent very significant

that absorb nicotine in the blood. We believe this can block nicotine from entering the brain where it causes its addictive effects.

During 2002, Nabi Biopharmaceuticals began a double-blind, placebo-controlled Phase I human safety study with NicVAX™ in healthy non-smoking volunteers. Preliminary results have demonstrated that a single dose of NicVAX was well tolerated and resulted in a rapid immune response that generated substantial, sustained levels of nicotine-specific antibodies. In early 2003, the company expanded its investigation of NicVAX to a Phase I/II trial in smokers and ex-smokers in the Netherlands. This trial is being conducted in conjunction with the University of Maastricht and represents our first clinical trial conducted outside of the United States. We also plan to expand our safety studies with the vaccine in the United States during 2003.



Civacir & NicVAX

and nicotine addictions
unmet medical needs.

Building for the Future, the "Nabi Way"

In November 2002, Thomas H. McLain, Chief Operating Officer of Nabi Biopharmaceuticals, became the company's President. In this role, he assumes responsibility for leading Nabi Biopharmaceuticals' growth in all operating areas of the company, including research and development. Here he speaks about the company's values and leadership for the future.

When we began transforming our company to its new identity as Nabi Biopharmaceuticals, we understood how we accomplished our business goals would be as important to our future success as reaching each goal along the way. We set a clear vision and mission for our team, and defined a roadmap that we call "The Nabi Way." We see this as a key component for achieving success in all aspects of our business.

Introducing the Nabi Way has been a company-wide process over the past three years, as well as a learning opportunity for everyone here at Nabi Biopharmaceuticals. Our company culture is defined by a commitment to quality, integrity, ethics and the Nabi Way. The Nabi Way is a set of principles that define the beliefs and behaviors we believe are essential in conducting our business and interacting with our customers, investors and fellow employees. It encompasses five ideals directed at achieving overall corporate excellence: that Nabi Biopharmaceuticals will be customer-driven, results-oriented, team-centered, learning-focused, and change-ready. By building the right culture we are confident we are prepared for every opportunity and for any challenge. A strong culture provides the foundation for ongoing success.

Since we began implementing the Nabi Way, we have seen real results from this effort. Our company has gained focus and become more action-oriented, and the understanding of our business strategy and goals has grown at every level. We will continue to build upon these gains over the coming years to prepare for future growth as we bring StaphVAX® and our other pipeline products to market.

Strong leadership is also vitally important to Nabi Biopharmaceuticals continued success. With that in mind, we have continued to strengthen and build our management team, both by developing leaders from within and by making key additions to the company where we perceive gaps. Key steps in strengthening our team have been the appointments of Dr. Henrik S. Rasmussen to the position of Vice President, Clinical and Regulatory Affairs and Dr. Raafat E.F. Fahim to the position of Vice President, Vaccine Manufacturing Operations. In addition, Drs. Matthew J. Hohenboken and Arjen De Vos have joined the company as Senior Directors of Clinical Research. These professionals bring excellent pharmaceutical company experience and leadership standards that align perfectly with the Nabi Way. I am excited that they've joined our team and believe that they will be instrumental in helping to drive our strategic and tactical success over the next several years.

Building for the Future, the "Nabi Way"



Thomas H. McLain
President & Chief Operating Officer

Mark L. Smith
Senior Vice President Finance, CFO, CAO & Treasurer

Table of Contents

Selected Financial Data

The following table sets forth selected consolidated financial data for the five years ended December 28, 2002 that was derived from our audited consolidated financial statements.

The data should be read in conjunction with, and are qualified by reference to, Nabi Biopharmaceuticals' Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All amounts in the following table are expressed in thousands, except for per share data.

	For the Years Ended				
	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000	Dec. 31, 1999	Dec. 31, 1998
Statements of Income Data:					
Sales	$195,966	$ 234,829	$228,783	$233,603	$243,087
Costs of products sold	119,170	152,613	160,766	163,407	178,366
Royalty expense	12,883	12,093	11,175	13,739	10,946
Gross margin	63,913	70,123	56,842	56,457	53,775
Selling, general and administrative expense	38,380	40,501	37,168	33,282	31,151
Research and development expense	21,096	15,330	14,266	15,469	21,822
Other operating expenses, principally freight and amortization	767	1,500	1,827	1,905	2,169
Gain on disposition of assets	—	(104,219)	—	—	—
Other non-recurring items	—	—	(3,875)	(1,935)	14,605
Operating income (loss)	3,670	117,011	7,456	7,736	(15,972)
Interest income	1,287	1,204	33	74	48
Interest expense	(2,130)	(2,128)	(3,581)	(4,313)	(5,681)
Other (expenses) income, net	(157)	(28)	551	(110)	(105)
Income (loss) before provision for income taxes	2,670	116,059	4,459	3,387	(21,710)
Provision for income taxes	(615)	(11,377)	(100)	(43)	(47)
Net income (loss)	$ 2,055	$ 104,682	$ 4,359	$ 3,344	$ (21,757)
Basic earnings (loss) per share:	$ 0.05	$ 2.76	$ 0.12	$ 0.10	$ (0.62)
Diluted earnings (loss) per share:	$ 0.05	$ 2.36	$ 0.12	$ 0.09	$ (0.62)
Balance Sheet Data:					
Working capital	$ 74,495	$ 154,425	$ 39,594	$ 35,999	$ 41,964
Total assets	232,816	314,624	224,487	214,564	218,300
Notes payable, including current maturities	—	78,500	109,535	112,998	118,044
Total stockholders' equity	189,029	187,206	77,394	58,177	54,189

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations for each of the three years ended December 28, 2002, December 29, 2001 and December 30, 2000, should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with the information contained under "Risk Factors" in Item 1 of Nabi Pharmaceuticals' Annual Report on Form 10-K for the year ended December 28, 2002. All amounts are expressed in thousands, except for per share and percentage data.

Results of Operations

Information concerning Nabi Biopharmaceuticals' sales by industry segment, for the respective periods, is set forth in the following table. The antibody products segment sales include the results of antibody operations that were sold as of September 6, 2001 for the years ended December 29, 2001 and December 30, 2000. All dollar amounts set forth in the table are expressed in thousands.

Segment	For the Years Ended Dec. 28, 2002		Dec. 29, 2001		Dec. 30, 2000	
Biopharmaceutical Products:						
–Nabi-HB	$ 41,185	21.0%	$ 30,306	12.9%	$ 38,998	17.1%
–WinRho SDF	33,995	17.4	34,782	14.8	25,503	11.1
–Other Biopharmaceuticals	14,286	7.3	8,351	3.6	8,484	3.7
	89,466	45.7	73,439	31.3	72,985	31.9
Antibody Products:						
–Specialty antibodies	32,749	16.7	46,846	19.9	58,037	25.4
–Non-specific antibodies	73,751	37.6	114,544	48.8	97,761	42.7
	106,500	54.3	161,390	68.7	155,798	68.1
Total	$195,966	100.0%	$234,829	100.0%	$228,783	100.0%

2002 as Compared to 2001

Sales. Biopharmaceutical sales increased in 2002 by approximately $16.0 million or 22% from 2001 sales. Sales of Nabi-HB® [Hepatitis B Immune Globulin (Human)] in 2002 increased approximately 36% from 2001 levels. These increased sales have been driven by the combined impact of increased patient demand for Nabi-HB and replenishment of the distribution channel inventory levels at wholesalers and distributors. During the second half of 2001 we reduced inventory levels of Nabi-HB at wholesalers and distributors in preparation for the transition to product manufactured at our Boca Raton manufacturing facility. Sales of product manufactured in our Boca Raton facility commenced in the first quarter of 2002. At December 28, 2002, we had back orders for Nabi-HB of approximately $3.5 million that we expect to fill in the first quarter of 2003. Sales of WinRho SDF® [Rho(D) Immune Globulin Intravenous (Human)] were essentially flat in 2002 compared to 2001. We report biopharmaceutical product sales when title and risk of loss are transferred to our wholesaler and distributor customers. In response to product supply shortages from the manufacturer of WinRho SDF in 2000, wholesaler and distributor inventory levels had increased in 2001. In 2002, with continued reliable product supply from the manufacturer, we established an internal goal of reducing inventory levels of WinRho SDF at our wholesaler and distributor customers. Our review of patient use data reports record levels of patient demand for WinRho SDF during 2002. This increased patient demand in 2002 has resulted in lower reported inventory levels of WinRho SDF at our pharmaceutical wholesaler and distributor customers. Sales of Autoplex® T [Anti-Inhibitor Coagulant Complex, Heat Treated] increased 57% in 2002 from 2001 levels, reflecting improved product supply from Baxter Healthcare Corporation ("Baxter"), the manufacturer of that product. Under terms of the acquisition agreement for Autoplex T, we could lose our rights to Autoplex T in May 2003 unless the Federal Trade Commission ("FTC") extends these rights for an additional twelve months. The FTC could require us to return our rights to Autoplex T to Baxter if we do not obtain Food and Drug Administration ("FDA") approval to manufacture the product by May 2003 or a later date agreed to by the FTC. Although we will not receive FDA approval to manufacture the product by May 2003, we anticipate that the FTC will extend our rights to Autoplex T through May 2004. Sales of Aloprim™ [(Allopurinol sodium) for injection] increased 62% due to the continuation of a positive trend for patient use of the product combined with receipt of back ordered product from DSM Pharmaceuticals, Inc., (formerly Catalytica Pharmaceuticals) ("DSM"), the manufacturer of Aloprim, in 2002. Sales of Aloprim and Autoplex T may be limited in 2003 due to product supply shortages.

Total antibody sales in 2002 decreased by $54.9 million, or 34%, compared to 2001. We expected this decrease following the sale of the majority of the antibody collection business and testing laboratory in September 2001. Non-specific antibody sales include shipments to a single customer under a supply contract that expires in May 2003, which was retained by us following the sale of the majority of the antibody collection business and testing laboratory. The purchaser of the majority of the antibody collection business and testing laboratory continues to supply us with non-specific antibodies to fulfill this obligation at the selling price under this contract. As a result, we did not record any margin under this arrangement. Because we retain the risk of credit loss with this customer, we record revenues on these sales. Such sales totaled $55.6 million in 2002. We do not intend to renew this contract upon its expiration. In 2002, sales of non-specific antibodies collected at our retained antibody collection centers totaled $18.2 million.

Gross profit margin. Gross profit margin for 2002 was $63.9 million, or 33% of sales, compared to $70.1 million, or 30% of sales in 2001. The higher proportion of biopharmaceutical product sales drove increased gross profit margin as a percentage of sales in 2002 compared to 2001. Offsetting the increased gross margin from biopharmaceutical products was the decreased gross profit margin from the antibody business we retained following the sale of the majority of our antibody collection business and testing laboratory in September 2001. Expenses related to excess manufacturing capacity in our Boca Raton facility impacted gross profit margin from biopharmaceutical product sales. The manufacturing capacity of the Boca Raton facility was not fully utilized in 2002, its first full year of operation. Excess plant capacity costs were

Management's Discussion and Analysis of Financial Condition and Results of Operations

$3.5 million in 2002 compared to $1.2 million in 2001. Excess plant capacity costs in 2001 were lower because they related to the fourth quarter of 2001 only, the plant's initial period of operation. FDA licensure of the facility was received in October 2001. Excess plant capacity costs are expected to be incurred in 2003, although at a lower level than 2002, because we believe utilization of the Boca Raton facility will increase. Gross profit margin in each of 2002 and 2001 also benefited from non-performance penalty payments of $3.5 million and $6.1 million, respectively, as a result of contractual delivery shortfalls of Autoplex T from Baxter. The reduced non-performance penalties in 2002 compared to 2001 reflect improved product supply of Autoplex T from Baxter in 2002.

We incur royalty expense under our license and distribution agreements for WinRho SDF with Cangene Corporation ("Cangene") and for Aloprim with DSM. Cangene and Nabi Biopharmaceuticals share equally in the profits from sales of WinRho SDF after accounting for the costs of production and selling expenses. Royalty expense includes Cangene's share of profits under our license and distribution agreement. DSM and Nabi Biopharmaceuticals share equally in the profits of Aloprim after accounting for product costs and selling expenses on the first $4 million of product sales. On sales of Aloprim in excess of $4 million in a year, profits are shared 70% to us and 30% to DSM. Royalty expense includes DSM's share of profits under our license and distribution agreement. In addition, royalty expense includes a 4% patent usage royalty related to the manufacturing process of Nabi-HB. Royalty expense in 2002 was $12.9 million, or 14% of biopharmaceutical product sales, compared to $12.1 million, or 16% of biopharmaceutical sales in 2001. Increased royalty expense in 2002 primarily reflected increased sales of Aloprim and Nabi-HB in 2002. Royalty expense related to WinRho SDF was slightly lower in 2002, compared to 2001, reflecting sales levels for WinRho SDF in each year.

Selling, general and administrative expense. Selling, general and administrative expense was $38.4 million or 20% of sales in 2002, compared to $40.5 million or 17% of sales in 2001. General and administrative expense in 2002 included increased insurance and consulting expenses. These expense increases were more than offset by reductions in expenses, primarily compensation related expenses, following the sale of the majority of the antibody collection business and testing laboratory in September 2001 and through reimbursement that we received for certain administrative and support services we provided to the acquirer of the majority of the antibody collection business and testing laboratory during 2002. This reimbursement was recorded as an offset to selling, general and administrative expense. We expect the level of these administrative and support services to be reduced in 2003, compared to 2002. Our selling expense is primarily focused on the biopharmaceutical segment of our business and was not impacted by the sale of the majority of the antibody collection business and testing laboratory in September 2001.

Research and development expense. Research and development expense was $21.1 million or 11% of sales in 2002, compared to $15.3 million or 7% of sales in 2001. This increase is consistent with our strategic focus of generating a cash return from our currently marketed products to provide the resources to develop our research and development product pipeline. Approximately 46% of the research and development expense supported development of our Gram-positive infections program in 2002, compared to 49% in 2001. In 2002, we concluded a booster study for StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine) and incurred costs to continue transfer of the manufacturing process for StaphVAX to the facility of our proposed contract manufacturer of the product, Dow Biopharmaceuticals Contract Manufacturing Services ("Dow"). Material manufactured at this facility is expected to be used in the confirmatory Phase III clinical trial of StaphVAX anticipated to commence in the second half of 2003. In 2002, we also entered Civacir™ [Hepatitis C Immune Globulin (Human)] and NicVAX™ (Nicotine Conjugate Vaccine) into human clinical trials and completed a Biological License Application ("BLA") filing for an intravenous formulation of Nabi-HB to prevent re-infection with hepatitis B in liver transplant patients. In January 2003, we were advised that the FDA has accepted this BLA for priority review, meaning that the FDA commits to responding to this BLA within 6 months, instead of the statutorily required 10 months. Research and development expense is expected to increase in 2003 from 2002 levels as we plan to commence the confirmatory Phase III clinical trial for StaphVAX, undertake Phase I/II clinical trials of NicVAX in smokers and ex-smokers both in the U.S. and Europe, commence a Phase II clinical study for Altastaph™ [*Staphylococcus aureus* Immune Globulin (Human)] in low birth weight newborns and continue to evaluate the steps required to transfer the manufacture of Autoplex T from Baxter to us.

Gain on disposition of assets. The gain on sale of assets reported in 2001 represents the excess of proceeds received from the sale of the majority of the antibody collection business and testing laboratory assets compared to their carrying values as of September 6, 2001, the effective date of the transaction.

Interest income. Interest income for 2002 was $1.3 million compared to $1.2 million in 2001. Interest income is earned from investing cash and cash equivalents on hand in money market funds and auction rate securities with maturities of three months or less placed with major financial institutions. In September 2001, we received proceeds of $135 million, net of repayment of then outstanding bank debt and closing costs, from the sale of the majority of the antibody collection business and testing laboratory, which were invested in these financial instruments. In April 2002, a portion of these funds was utilized to redeem our $78.5 million 6.5% Convertible Subordinated Notes (the "Notes").

Interest expense. Interest expense was $2.1 million in each of 2002 and 2001. We redeemed $78.5 million of the Notes in April 2002 and incurred no interest expense on the Notes after that date. Interest expense for 2001 was net of the capitalization of incurred interest related to construction of our biopharmaceutical manufacturing facility in Boca Raton, Florida. We received licensure to manufacture Nabi-HB at our Boca Raton facility in October 2001 and ceased capitalization of interest and other costs at that time. Capitalized interest relating to construction of our biopharmaceutical manufacturing facility in Boca Raton, Florida, was $5.2 million for 2001. In addition, our bank debt was repaid in September 2001 from a portion of the cash proceeds from the sale of the majority of the antibody collection business and testing laboratory.

Other factors. The provision for income taxes was $0.6 million for 2002, compared to $11.4 million in 2001. The 23% effective tax rate for 2002 differs from the statutory rate due primarily to utilization of research and development tax credits. The 10% effective tax rate for 2001 differs from the statutory rate due primarily to the reduction in the valuation allowance associated with utilization of net operating loss carryforwards.

2001 as Compared to 2000

Sales. Biopharmaceutical sales increased in 2001 by approximately $0.5 million or 1% from 2000 sales. Sales increases for WinRho SDF, which increased more than 35% from prior year levels, and Aloprim, were offset by decreased sales of Nabi-HB. Sales of Nabi-HB in 2001 decreased approximately 20% from 2000 levels. Sales of WinRho SDF were limited in 2000 due to product supply issues from the manufacturer of this product in that year. Patient use survey data reports growth in patient use of our major products, Nabi-HB and WinRho SDF, in 2001, compared to 2000. During 2001, this increased patient use of Nabi-HB resulted in lower inventory levels of this product at our pharmaceutical wholesaler customers. In addition, we reduced wholesaler inventory levels of Nabi-HB in anticipation of the launch of this product manufactured at our Boca Raton, Florida, biopharmaceutical manufacturing facility in the first quarter of 2002. Our Boca Raton, Florida biopharmaceutical manufacturing facility received FDA approval to manufacture Nabi-HB in October 2001. As a result of product supply issues in 2000 limiting the supply of WinRho SDF, inventory levels at wholesalers and distributors increased at December 29, 2001 with improved product supply of the product. Sales of Autoplex T in 2001 and 2000 were limited by contractual product supply shortfalls from the manufacturer of that product.

Total antibody sales in 2001 increased by $5.6 million from 2000 levels, driven by higher pricing for non-specific antibody products. These increased sales were achieved despite the sale of the majority of the antibody collection business in September 2001. Sales of specialty antibodies were approximately 19% lower in 2001 than in 2000, due primarily to the impact of the sale of the majority of the antibody collection business.

Gross profit margin. Gross profit margin for 2001 was $70.1 million, or 30% of sales, compared to $56.8 million or 25% of sales in 2000. The increase was due primarily to increased gross profit margin from antibody sales reflecting increased pricing for non-specific antibody products. Gross profit margin after royalty expense for the biopharmaceutical business was essentially even in each of 2001 and 2000. Gross margin from biopharmaceutical sales in 2001 reflects the operating costs of bringing the Boca Raton biopharmaceutical manufacturing facility on line following FDA licensure in October 2001. In its initial operation, the manufacturing capacity of the Boca Raton facility was not fully utilized and costs related to excess manufacturing capacity were expensed as cost of goods sold. In 2001, we recorded approximately $1.2 million of excess capacity costs. Gross profit margin in each of 2001 and 2000 also benefited from non-performance penalty payments of $6.1 million and $5.1 million, respectively, due to us as a result of contractual delivery shortfalls by the supplier of Autoplex T.

Royalty expense in 2001 was $12.1 million, or 16% of biopharmaceutical product sales, compared to $11.2 million, or 15% of biopharmaceutical sales in 2000. Increased royalty expense in 2001 primarily reflected increased sales of WinRho SDF in 2001, compared to 2000.

Selling, general and administrative expense. Selling, general and administrative expense was $40.5 million or 17% of sales in 2001, compared to $37.2 million or 16% of sales in 2000. The increase primarily reflects certain one time costs related to contractual severance payments, management consulting and legal expenses related to strategic initiatives and incentive compensation. Our sales and marketing expense relates primarily to the biopharmaceutical business and was not impacted by the sale of the majority of the antibody collection business and testing laboratory in September 2001.

Research and development expense. Research and development expense was $15.3 million or 7% of sales in 2001, compared to $14.3 million or 6% of sales in 2000. The increase in research and development expense primarily reflects increased support of our Gram-positive infections program, including a boosting trial of StaphVAX in 77 end stage renal disease patients who received StaphVAX during the pivotal Phase III trial reported in 2000, increased spending for Civacir including manufacture of Civacir clinical material in our biopharmaceutical manufacturing facility in Boca Raton in preparation for human clinical trials and increased spending for Autoplex T as we continue to evaluate the steps needed to transfer the manufacture of this product from its current manufacturer to us. During 2001, other significant research and development programs included Nabi-HB, primarily related to additional studies, and NicVAX, as we filed patent applications outside the U.S. In 2001 and 2000, approximately 49% and 48%, respectively, of the total research and development expense were expended to support advancing our Gram-positive infections program, including StaphVAX and Altastaph.

Gain on disposition of assets. The gain on sale of assets reported in the third quarter of 2001 represents the excess of proceeds received from the sale of the majority of the antibody collection business and testing laboratory assets compared to their carrying values as of September 6, 2001, the effective date of the transaction.

Non-recurring credit. During 2000, we reversed restructuring accruals totaling $3.9 million into income. This was reported as a non-recurring credit.

Interest income. Interest income for 2001 was $1.2 million, compared to $33 thousand in 2000. Increased interest income reflects interest income from the net cash proceeds received from the sale of the majority of the antibody collection business and testing laboratory in September 2001. After elimination of bank debt, we had approximately $131 million in cash and cash equivalents on hand at September 29, 2001.

Interest expense. Interest expense for 2001 was $2.1 million, compared to $3.6 million in 2000. The decrease in interest expense is attributable to the elimination of bank debt in September 2001 as a result of the sale of the majority of the antibody collection business and lower bank interest rates offset by the reduction in capitalized interest during 2001. Capitalized interest relating primarily to construction of our biopharmaceutical manufacturing facility in Boca Raton, Florida, was $5.2 million for 2001 as compared to $5.8 million for 2000. We received licensure to manufacture Nabi-HB at our Boca Raton facility in October 2001 and ceased capitalization of interest and other costs at that time.

Other (expenses) income, net. During 2000, we exchanged an aggregate of 241,795 shares of our common stock for an aggregate of $2.0 million of our 6.5% Convertible Subordinated Notes due 2003. The subsequent extinguishment of the Notes resulted in a gain of $0.4 million that is included in other income for 2000.

Other factors. The provision for income taxes was $11.4 million for 2001, compared to $0.1 million in 2000. The provision for income taxes in 2001 included changes in the estimated values of deferred tax assets and liabilities and the impact of stock option exercises during the year. The 10% effective tax rate for 2001 differs from the statutory rate due primarily to the reduction in the valuation allowance associated with utilization of net operating loss carryforwards.

Liquidity and Capital Resources

Our cash and cash equivalents at December 28, 2002 were $51.7 million.

Cash provided by operations for the year ended December 28, 2002 was $10.9 million, primarily reflecting results of our operations offset by decreases in accrued expenses following settlement of an arbitration proceeding with Baxter related to 2001 antibody operations and the settlement of accrued interest paid in February 2002 in accordance with the provisions of our Notes.

Capital expenditures of $5.7 million for the year ended December 28, 2002 primarily related to capital investments in our Rockville, Maryland, research and development operations, antibody center operations and computer information systems. In 2003, we plan to make capital expenditures of approximately $8 million, including $3.2 million to construct laboratory and cold storage facilities on our property in Boca Raton, Florida.

In May 2000, we completed agreements with Dow for the contract production and commercial supply of StaphVAX. In accordance with terms of these agreements, we paid $6.2 million in 2002 related to the acquisition of a Manufacturing Right at the Dow facility that will be used to manufacture StaphVAX at commercial scale. The acquired Manufacturing Right is recorded in Intangible Assets in our financial statements. The original contract to ready the Dow facility to manufacture StaphVAX, which was scheduled to expire in October 2002, has been extended to March 2003. We expect to sign an amended contract with Dow to complete readying the facility for its intended use, the commercial manufacture of StaphVAX. This modification will require us to make significant additional payments to Dow expected to be in excess of $15 million relating to the acquisition of the Manufacturing Right in 2003. We also expect to have a right to cancel the amended Dow agreements for a limited period after the amendments are executed.

In April 2002, we redeemed the Notes in the aggregate principal amount of $78.5 million. This redemption resulted in a reduction in interest expense of $3.7 million for 2002 compared to if the Notes had been retained until their original maturity.

During 2002, we received $1.2 million from the exercise of employee stock options.

On September 19, 2001, our Board of Directors approved the expenditure of up to $5.0 million to repurchase shares of our common stock in the open market or in privately negotiated transactions. Repurchases will allow us to have treasury stock available to support our stock option and stock purchase programs. In the year ended December 28, 2002, we acquired 171,483 shares of Nabi Biopharmaceuticals stock for $0.9 million under this program. In total we have acquired 345,883 shares of Nabi Biopharmaceuticals stock, for a total of $1.9 million, since the inception of this stock buy back program. Repurchased shares have been accounted for as treasury stock. We will evaluate market conditions in the future and make decisions to repurchase additional shares of our common stock on a case-by-case basis in accordance with our Board of Directors' approval.

On December 12, 2002, our bank line of credit agreement expired. We intend to enter into a new credit facility in 2003.

We believe that cash flow from operations and cash and cash equivalents on hand, together with our ability to borrow funds should the need arise, will be sufficient to meet our anticipated cash requirements for operations for at least the next twelve months.

Below is a schedule of our current contractual obligations and commercial commitments as of December 28, 2002 for the specified fiscal years exclusive of our anticipated additional payment obligations to Dow:

Contractual Obligations *(Dollars in Thousands)*	2003	2004	2005	2006	2007	After 2007	Total
Open purchase orders	$ 5,650	$ —	$ —	$ —	$ —	$ —	$ 5,650
Operating leases	3,171	1,987	1,125	531	439	960	8,213
Capital commitments for laboratory and cold storage facility	3,163	—	—	—	—	—	3,163
Total	$11,984	$1,987	$1,125	$531	$439	$960	$17,026

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable and Revenue Recognition

In the year ended December 28, 2002, we had biopharmaceutical product sales of $89.5 million. At December 28, 2002 we had $36.3 million of accounts receivable including $22.2 million from biopharmaceuticals sales. Our primary customers for biopharmaceutical products are pharmaceutical wholesalers. In accordance with our revenue recognition policy, revenue from biopharmaceutical product sales is recognized when title and risk of loss are transferred to the customer. Reported sales are net of estimated customer prompt pay discounts, contractual allowances in accordance with managed care agreements, government payer rebates and other wholesaler fees. At December 28, 2002, we had $3.9 million recorded in other current liabilities related to these contractual obligations as accrued sales deductions.

Property, Plant and Equipment and Depreciation

We incurred $90.3 million to construct our biopharmaceutical manufacturing facility in Boca Raton, Florida, and received approval to manufacture our own antibody-based biopharmaceutical product, Nabi-HB, at this facility from the FDA in October 2001. In constructing the facility for its intended use, we incurred approximately $26.8 million in direct costs of acquiring the building, building systems, manufacturing equipment and computer systems. We also incurred a total of $63.5 million of costs related to validation of the facility to operate in a FDA approved environment and capitalized interest. Costs related to validation and capitalized interest have been allocated to the building, building systems, manufacturing equipment and computer systems. Buildings and building systems are depreciated on a straight-line basis over 39 years and 20 years, respectively, the estimated useful lives of these assets. The specialized manufacturing equipment and computer systems are depreciated using the units-of-production method of depreciation subject to a minimum level of depreciation based on straight-line depreciation. The units-of-production method of depreciation is based on management's estimate of production levels. Management believes the units-of-production method is appropriate for these specialized assets. Use of the units-of-production method of depreciation may result in significantly different financial results of operation than straight-line depreciation in periods of lower than average or higher than average production levels. However, this differential is limited in periods of lower than average production, as we record a minimum of 60% of the depreciation that would have otherwise been recorded had we used the straight-line method. In 2002 we recorded additional depreciation of $2.3 million under this policy.

Intangible Assets

In 2000, we entered into contract manufacturing agreements with Dow to establish commercial manufacturing capability for StaphVAX. The manufacturing process for StaphVAX is being transferred to Dow from our pilot manufacturing plant in Rockville, Maryland. We plan to use StaphVAX material from initial clinical lots manufactured at Dow under current Good Manufacturing Practices ("cGMP") for an immunogenicity study and for the confirmatory Phase III trial planned to commence in 2003. We expect Dow to complete scale-up of manufacturing at the facility and to begin the production of consistency lots of StaphVAX in 2004. The contract manufacturing agreements required us to make certain payments to Dow to secure future access to commercial vaccine manufacturing capacity and to enable Dow to ready its facility for the future commercial scale manufacture of StaphVAX, its intended use. These payments have been recorded as a Manufacturing Right and included in Intangible Assets. Amortization of the Manufacturing Right is expected to commence when commercial manufacture of StaphVAX commences at Dow. Management believes that we will manufacture StaphVAX at Dow's facility at commercial scale in future periods. If we determine that manufacture of StaphVAX will not occur at Dow's facility, we will write off the Manufacturing Right in the period of that determination. As of December 28, 2002, the Manufacturing Right was $10.9 million and it is expected to increase in 2003.

Inventory and Reserves for Slow Moving or Obsolete Inventory

At December 28, 2002, we had inventory on hand of $19.4 million. In the year ended December 28, 2002, we recorded a provision for inventory valuation allowance of $0.7 million. We review inventory on hand at each reporting period to assess that inventory is stated at the lower of cost or market and that inventory on hand is saleable. Our assessment of inventory includes review of selling price compared to inventory carrying cost, recent sales trends and our expectations for sales trends in future periods and product shelf life expiration. Based on these assessments, we provide for an inventory valuation allowance in the period in which the requirement is identified.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Application of the new rule is not expected to have a significant impact on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business*. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 144 did not have a significant impact on our financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13,*

Management's Discussion and Analysis of Financial Condition and Results of Operations

and Technical Corrections. SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS 145 is effective for all fiscal years beginning after May 15, 2002 and has been adopted by us in fiscal 2003. Adoption of SFAS 145 resulted in a change in our classification of an extraordinary gain related to the early extinguishment of debt for the fiscal year ended December 30, 2000 to other income.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement requires that we record costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. We were required to adopt SFAS 146 on December 29, 2002. We do not expect the adoption to have a material affect on our cash flows or the results of our operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123*. This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. We intend to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25. SFAS 148's amendment of the transition and annual disclosure provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002, and the disclosure requirements for interim financial statements are effective for interim periods beginning after December 15, 2002. We will adopt the disclosure provisions of SFAS 148 beginning in the quarter ending March 29, 2003.

Quantitative and Qualitative Disclosures About Market Risk

We do not engage in trading market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose us to significant market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk.

Interest Rate Risk. At December 28, 2002, we had cash and cash equivalents in the amount of $51.7 million. Cash equivalents consist of money market funds and auction rate securities with maturities of three months or less placed with major financial institutions.

Our exposure to market risk is confined to our cash and investments. We maintain an investment portfolio of money market funds, qualified purchaser funds, and auction rate securities. The securities in our investment portfolio are not leveraged, and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a change in market rates would have a significant negative impact on the value of our investment portfolio.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. Government and its agencies, bank obligations, repurchase agreements and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than one month.

The table below presents the principal amount and weighted-average interest rate for our investment portfolio:

Dollars in Millions	Fair Value at December 28, 2002
Assets:	
Cash equivalents	$ 51.7
Average interest rate	1.9%

Report of Independent Certified Public Accountants

To the Board of Directors
and Stockholders of Nabi Biopharmaceuticals

We have audited the accompanying consolidated balance sheets of Nabi Biopharmaceuticals as of December 28, 2002 and December 29, 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nabi Biopharmaceuticals as of December 28, 2002 and December 29, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States.


Ernst & Young LLP

Ft. Lauderdale, Florida
February 4, 2003

Consolidated Balance Sheets

Amounts in Thousands, Except Per Share Data	Dec. 28, 2002	Dec. 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 51,737	$131,192
Trade accounts receivable, net	36,326	36,039
Inventories, net	19,388	18,138
Prepaid expenses and other current assets	5,595	13,469
Total current assets	113,046	198,838
Property, plant and equipment, net	103,706	107,866
Other assets:		
Intangible assets, net	13,050	6,859
Other, net	3,014	1,061
Total assets	$232,816	$314,624
Liabilities and stockholders' equity		
Current liabilities:		
Trade accounts payable	$ 21,654	$ 20,654
Accrued expenses	16,897	23,759
Total current liabilities	38,551	44,413
Notes payable	—	78,500
Other liabilities	5,236	4,505
Total liabilities	43,787	127,418
Commitments and contingencies		
Stockholders' equity:		
Convertible preferred stock, par value $.10 per share: 5,000 shares authorized; no shares outstanding	—	—
Common stock, par value $.10 per share: 75,000 shares authorized; 38,947 and 38,445 shares issued, respectively	3,895	3,845
Capital in excess of par value	159,568	158,687
Treasury stock, 386 and 174 shares at cost	(2,140)	(977)
Retained earnings	27,706	25,651
Total stockholders' equity	189,029	187,206
Total liabilities and stockholders' equity	$232,816	$314,624

See accompanying notes to consolidated financial statements

Consolidated Statements of Income

Amounts in Thousands, Except Per Share Data	For the Years Ended Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Sales	$195,966	$ 234,829	$228,783
Costs and expenses:			
Costs of products sold	119,170	152,613	160,766
Royalty expense	12,883	12,093	11,175
Gross Margin	63,913	70,123	56,842
Selling, general and administrative expense	38,380	40,501	37,168
Research and development expense	21,096	15,330	14,266
Other operating expenses, principally freight and amortization	767	1,500	1,827
Gain on disposition of assets	—	(104,219)	—
Other non-recurring items	—	—	(3,875)
Operating income	3,670	117,011	7,456
Interest income	1,287	1,204	33
Interest expense	(2,130)	(2,128)	(3,581)
Other (expenses) income, net	(157)	(28)	551
Income before provision for income taxes	2,670	116,059	4,459
Provision for income taxes	(615)	(11,377)	(100)
Net income	$ 2,055	$ 104,682	$ 4,359
Basic earnings per share	$ 0.05	$ 2.76	$ 0.12
Diluted earnings per share	$ 0.05	$ 2.36	$ 0.12
Basic weighted-average shares outstanding	38,670	37,980	36,604
Diluted weighted-average shares outstanding	39,641	44,872	37,739

See accompanying notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

Dollars in Thousands	Common Stock Shares	Common Stock Amount	Common Stock Warrants Shares	Common Stock Warrants Amount	Capital in Excess of Par Value	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings (Deficit)	Stockholders' Equity
Balance at December 31, 1999	34,961	$3,496	100	$ —	$138,071	—	$ —	$(83,390)	$ 58,177
Stock options exercised	875	88	—	—	3,519	—	—	—	3,607
Common Stock	1,667	167	133	—	9,085	—	—	—	9,252
Net income for the year	—	—	—	—	—	—	—	4,359	4,359
Stock issued upon conversion of Convertible Subordinated Notes	242	25	—	—	1,641	—	—	—	1,666
Stock issued under Employee Stock Purchase Plan	77	7	—	—	303	—	—	—	310
Directors fees paid in stock	11	—	—	—	23	—	—	—	23
Balance at December 30, 2000	37,833	3,783	233	—	152,642	—	—	(79,031)	77,394
Stock options exercised	475	48	—	—	1,808	—	—	—	1,856
Expiration of common stock warrants	—	—	(100)	—	—	—	—	—	—
Compensation expense related to modified stock options	—	—	—	—	1,756	—	—	—	1,756
Tax effect from stock options exercised	—	—	—	—	1,871	—	—	—	1,871
Net income for the year	—	—	—	—	—	—	—	104,682	104,682
Stock issued under Employee Stock Purchase Plan	130	13	—	—	573	—	—	—	586
Purchase of treasury stock at cost	—	—	—	—	—	(174)	(977)	—	(977)
Directors fees paid in stock	7	1	—	—	37	—	—	—	38
Balance at December 29, 2001	38,445	3,845	133	—	158,687	(174)	(977)	25,651	187,206
Stock options exercised	317	32	—	—	1,199	—	—	—	1,231
Delivery of shares upon exercise of option	60	6	—	—	208	(40)	(246)	—	(32)
Compensation expense related to modified stock options	—	—	—	—	(13)	—	—	—	(13)
Adjustment relating to tax effect from stock options exercised in 2001	—	—	—	—	(1,133)	—	—	—	(1,133)
Net income for the year	—	—	—	—	—	—	—	2,055	2,055
Stock issued under Employee Stock Purchase Plan	117	12	—	—	572	—	—	—	584
Purchase of treasury stock at cost	—	—	—	—	—	(172)	(917)	—	(917)
Directors fees paid in stock	8	—	—	—	48	—	—	—	48
Balance at December 28, 2002	38,947	$3,895	133	$ —	$159,568	(386)	$(2,140)	$ 27,706	$189,029

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

Dollars in Thousands	For the Years Ended Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Cash flow from operating activities:			
Net income	$ 2,055	$ 104,682	$ 4,359
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,077	9,491	9,838
Provision for doubtful accounts	751	627	380
Provision for slow moving or obsolete inventory	169	3,514	2,625
Non-cash compensation	619	1,153	—
Write-off of loan origination fees	400	—	—
Deferred income taxes	3,788	4,258	—
Write-off of fixed assets	269	—	—
Gain on sale of assets	—	(104,219)	—
Other	—	117	132
Non-recurring item	—	—	(3,875)
Gain upon extinguishment of debt	—	—	(353)
Changes in assets and liabilities:			
(Increase) decrease in trade accounts receivable	(1,037)	1,648	(4,676)
(Increase) decrease in inventories	(1,419)	(3,318)	706
Decrease (increase) in prepaid expenses and other assets	2,098	(2,519)	2,745
(Increase) decrease in other assets	(33)	27	(177)
(Decrease) increase in accounts payable and accrued expenses	(6,817)	8,590	(1,893)
Total adjustments	8,865	(80,631)	5,452
Net cash provided by operating activities	10,920	24,051	9,811
Cash flow from investing activities:			
Proceeds from sale of assets, net of closing costs	—	152,182	—
Capital expenditures	(5,717)	(13,052)	(18,983)
Expenditures for other assets	(6,440)	(3,387)	(1,809)
Net cash (used) provided by investing activities	(12,157)	135,743	(20,792)
Cash flow from financing activities:			
Repayments under line of credit, net	—	(26,702)	(759)
Redemption of Convertible Subordinated Debt	(78,500)	—	—
Repayments of term debt	—	(4,333)	(667)
Other debt repayments	—	—	(37)
Purchase of treasury stock	(917)	(977)	—
Proceeds from exercise of employee stock options	1,199	1,856	3,940
Issuance of common stock, net	—	—	9,252
Net cash (used) provided by financing activities	(78,218)	(30,156)	11,729
Net (decrease) increase in cash and cash equivalents	$(79,455)	$ 129,638	$748
Cash and cash equivalents at beginning of period	131,192	1,554	806
Cash and cash equivalents at end of period	$ 51,737	$ 131,192	$ 1,554

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

Note 1—Business and Organization

Nabi Biopharmaceuticals discovers, develops, manufactures and markets products that power the immune system to help people with serious, unmet medical needs. We have a broad product portfolio and significant research capabilities focused on developing and commercializing novel vaccines and antibody-based biopharmaceutical products that prevent and treat infectious, autoimmune and addictive diseases, such as hepatitis B, hepatitis C and *Staphylococcus aureus* infections, immune thrombocytopenia purpura ("ITP") and nicotine addiction. We have four marketed products, Nabi-HB® [Hepatitis B Immune Globulin (Human)] for the prevention of hepatitis B infections, WinRho SDF® [Rho(D) Immune Globulin Intravenous (Human)] for the treatment of acute, chronic and HIV-related ITP, Autoplex® T [Anti-Inhibitor Coagulant Complex, Heat Treated] and Aloprim™ [(Allopurinol sodium) for injection]. We have a significant clinical trials program including clinical trials of our lead investigational products, StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine), Altastaph™ [*Staphylococcus aureus* Immune Globulin (Human)], Civacir™ [Hepatitis C Immune Globulin (Human)] and NicVAX™ (Nicotine Conjugate Vaccine). We have a state-of-the-art fractionation facility for the manufacture of Nabi-HB and our investigational antibody products and for contract manufacturing. Further, we also collect specialty and non-specific antibodies for use in our products as well as to supply pharmaceutical and diagnostic customers for the subsequent production of their products.

Note 2—Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Nabi Biopharmaceuticals and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Basis of presentation: Certain items in the 2001 and 2000 consolidated financial statements have been reclassified to conform to the current year's presentation.

Revenue recognition: Revenue from product sales is recognized when title and risk of loss are transferred to the customer. Cash collections in excess of amounts earned on billings are recorded as deferred revenue and recognized as services are rendered or products are shipped. Revenue from biopharmaceutical product sales is reported net of customer prompt pay discounts, contractual allowances in accordance with our managed care agreements, government payer rebates and other wholesaler fees.

Research and development expense: Research and development costs are expensed as incurred. Amounts payable to third parties under collaborative product development agreements are recorded at the earlier of the milestone achievement or as payments become contractually due. Funding from third party grants are applied directly to related expenses.

Advertising expenses: Advertising costs are expensed as incurred as set forth in Statement of Position 93-7, *Reporting on Advertising Costs*. Advertising expenses for the years ended December 28, 2002, December 29, 2001 and December 30, 2000 amounted to $3.4 million, $3.4 million and $5.0 million, respectively.

Shipping and Handling Costs: We report costs related to the shipment of our product as part of other operating expenses, principally freight and amortization. We incurred $0.6 million, $0.7 million, and $0.7 million in the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively.

Earnings per share: Basic earnings per share is computed by dividing consolidated net earnings by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing consolidated net earnings by the weighted-average number of common shares outstanding, and the impact of all potential dilutive common shares, primarily stock options. The dilutive impact of stock options is determined by applying the treasury stock method.

Financial instruments: The carrying amounts of financial instruments including cash equivalents, short-term investments, accounts receivable and accounts payable approximated fair value as of December 28, 2002 and December 29, 2001, because of the relatively short-term maturity of these instruments. Information regarding long-term debt is included in Note 8.

Cash equivalents consist of money market funds and auction rate securities with maturities of three months or less placed with major financial institutions.

We sell a significant portion of our products through pharmaceutical wholesalers and distributors and major pharmaceutical companies and, as a result, maintain individually significant receivable balances with major customers. If the financial condition or operations of these customers were to deteriorate, our results could be adversely affected. Credit terms to these customers generally range from 30 to 60 days. We evaluate and monitor the credit worthiness of each customer on a case-by-case basis. Allowances are maintained for potential credit losses. Accounts receivable allowances are recorded in the segment operating results in which the applicable sale was originally reported.

Inventories: Inventories are stated at the lower of cost or market with cost determined on the first-in first-out ("FIFO") method.

Property, plant and equipment: Property, plant and equipment are carried at cost. Depreciation is generally recognized on the straight-line method over the estimated useful lives of the assets.

Depreciation for certain specialized production equipment in our Boca Raton, Florida, biopharmaceutical manufacturing facility is calculated over their remaining useful lives using the units-of-production method. In quarters of lower production, we record a minimum of 60% of the depreciation that would have otherwise been recorded had we used the straight-line method. We evaluate the remaining lives and recoverability of this equipment periodically based on the appropriate facts and circumstances.

Depreciable lives of property and equipment are as follows:

Asset	Life
Buildings	35–39 Years
Building systems	20 Years
Furniture and fixtures	5–8 Years
Information systems	3–7 Years
Machinery and equipment	3–8 Years
Leasehold improvements	Lesser of lease term or economic life

Intangible assets: Intangible assets represent the fair values of certain assets acquired in product acquisitions including trademarks and trademark registrations and the cost to acquire the right to use manufacturing capacity at our contract manufacturer for StaphVAX in future periods. The carrying costs of intangible assets are amortized ratably from the date placed into service over periods ranging from 3 to 25 years and are evaluated for recoverability at least annually.

Impairment of Long-Lived Assets: Pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we review long-lived assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If this review reveals indications of impairment, as generally determined based on estimated undiscounted cash flows, the carrying amount of the related long-lived assets are adjusted to fair value.

Stock-Based Compensation: We account for our stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Note 9 contains a summary of the pro forma effects to reported net income and earnings per share for 2002, 2001 and 2000 as if we had elected to recognize compensation expense based on the fair market value of the options at their grant date as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation.*

New Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. Application of the new rules is not expected to have a significant impact on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations for a Disposal of a Segment of a Business.* SFAS 144 is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS 144 did not have a significant impact on our financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS 4. Extraordinary treatment will be required for certain extinguishments as provided in APB Opinion No. 30. SFAS 145 is effective for all fiscal years beginning after May 15, 2002 and has been adopted by us in fiscal 2003. Adoption of SFAS 145 resulted in a change in our classification of an extraordinary gain related to the early extinguishment of debt for the fiscal year ended December 30, 2000 to other income.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement requires that we record costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. We were required to adopt SFAS 146 on December 29, 2002. We do not expect the adoption to have a material affect on our cash flows or the results of our operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure an amendment of FASB Statement No. 123.* This Statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, *Interim Financial Reporting*, to require disclosure about those effects in interim financial information. We intend to continue to account for stock-based compensation based on the provisions of APB Opinion No. 25. SFAS 148's amendment of the transition and annual disclosure provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002, and the disclosure requirements for interim financial statements are effective for interim periods beginning after December 15, 2002. We will adopt the disclosure provisions of SFAS 148 beginning in the quarter ending March 29, 2003.

Note 3—Trade Accounts Receivable

Trade accounts receivable are comprised of the following:

Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001
Trade accounts receivable	$ 36,973	$ 37,001
Allowance for doubtful accounts	(647)	(962)
Total	$ 36,326	$ 36,039

The allowance for doubtful accounts at December 29, 2001 included a single balance related to the antibody segment of $0.6 million that was subsequently written off during 2002.

Note 4—Inventories

The components of inventories are as follows:

Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001
Finished goods	$ 12,142	$ 13,919
Work in process	6,235	3,265
Raw materials	1,011	954
Total	$ 19,388	$ 18,138

Work in process inventory at December 28, 2002 and December 29, 2001 primarily consisted of Nabi-HB for which manufacture was in process or that was awaiting release to the market from the U.S. Food and Drug Administration ("FDA") in accordance with the normal course of business.

Note 5—Property, Plant and Equipment

Property, plant and equipment and related allowances for depreciation and amortization are summarized below:

Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001
Information systems	$ 21,874	$ 21,029
Leasehold improvements	7,241	6,631
Machinery and equipment	48,817	47,425
Land and buildings	45,188	45,175
Building systems	8,028	8,028
Furniture and fixtures	3,191	3,079
Construction in progress	1,620	480
Property, plant and equipment, gross	135,959	131,847
Less accumulated depreciation and amortization	(32,253)	(23,981)
Property, plant and equipment, net	$ 103,706	$107,866

We received FDA licensure to manufacture Nabi-HB at our biopharmaceutical manufacturing facility in Boca Raton, Florida in October 2001. Capitalization of interest and other costs ceased at that time and the facility was placed into service. Total costs of construction of the Boca Raton facility, including the building, building systems, plant equipment and information systems were approximately $90.3 million. Validation costs and capitalized interest related directly to preparing the facility for its intended use totaled $63.5 million. Interest capitalized in association with the manufacturing facility and systems development projects amounted to $5.2 million and $5.8 million during 2001 and 2000, respectively.

Depreciation and amortization expense of property, plant and equipment during 2002, 2001 and 2000 was $9.6 million, $7.8 million and $7.8 million, respectively. Depreciation expense related to the initial operation of our biopharmaceutical manufacturing facility in Boca Raton, Florida, commenced in October 2001 and is included in depreciation expense for 2002. In accordance with our depreciation policy for certain specialized equipment in our biopharmaceutical facility, we recorded additional depreciation expense of $2.3 million due to the units-of-production method of depreciation resulting in depreciation less than at least 60% of depreciation expense that would be recorded using the straight-line method of depreciation for this equipment.

During 2002, we wrote off and disposed of equipment with a cost of $2.6 million and accumulated depreciation of $2.3 million.

Construction in process at December 28, 2002 included initial costs related to the construction of a laboratory and cold storage facility in Boca Raton, Florida.

Note 6—Other Assets

Other assets consist of the following:

Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001
Intangible assets	$ 4,603	$ 4,353
Manufacturing Right	10,911	4,721
Less accumulated amortization	(2,464)	(2,215)
Total	$13,050	$ 6,859
Other, primarily deferred tax assets and deferred loan costs	$ 3,014	$ 4,318
Less accumulated amortization	—	(3,257)
Total	$ 3,014	$ 1,061

The Manufacturing Right represents the cost to acquire the right to use manufacturing capacity at the facility of the contract manufacturer for StaphVAX, Dow Biopharmaceuticals Contract Manufacturing Services ("Dow"), in future periods. Amortization expense for intangible assets currently subject to amortization is expected to be $185, $161, $145, $120 and $120 in each of the five fiscal years subsequent to December 28, 2002.

Deferred loan costs were eliminated in conjunction with the redemption of the 6.5% Convertible Subordinated Notes in April 2002 and the expiration of our bank debt agreement in December 2002. See Note 8.

Note 7—Accrued Expenses

Accrued expenses consist of the following:

Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001
Employee compensation and benefits	$ 7,461	$ 6,829
Accrued sales deductions	3,903	3,038
Accrued contract settlement	—	3,191
Accrued royalties and product costs	3,678	5,520
Accrued interest	—	2,165
Accrued taxes	379	1,287
Accrued research and development	—	406
Other	1,476	1,323
Total	$16,897	$23,759

Accrued contract settlement at December 29, 2001 represented the settlement of an arbitration proceeding with Baxter Healthcare Corporation ("Baxter") related to antibody supply. Amounts accrued under the terms of this settlement were paid in full during 2002.

Accrued interest at December 29, 2001 represented interest due and paid on February 1, 2002 in accordance with the terms of the 6.5% Convertible Subordinated Notes which were redeemed in full in April 2002.

Note 8—Notes Payable

Notes payable consist of the following:

Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001
6.5% Convertible Subordinated Notes	$ —	$78,500
Total notes payable, long-term	$ —	$78,500

There was no long-term or short-term indebtedness outstanding at December 28, 2002. On December 12, 2002, our bank line of credit agreement expired.

During 1996, we issued $80.5 million of 6.5% Convertible Subordinated Notes in a private placement. On April 8, 2002, we redeemed the outstanding 6.5% Notes in the aggregate principal amount of $78.5 million. The Notes were redeemed for cash at 100% of the principal balance plus accrued interest through April 8, 2002. The Notes had an original maturity date of February 1, 2003. In conjunction with this redemption, we wrote off $0.4 million of loan origination fees in 2002.

Note 9—Stockholders' Equity

Warrants

In July 2000, we issued a warrant to purchase 133,333 shares of common stock to our agent in connection with the private placement of common stock for which we realized $9.3 million, net of issuance costs. The warrant has an exercise price of $7.50 and expires in July 2005. The estimated fair value of the warrant at the date of grant was $0.9 million. This fair value was calculated using the Black-Scholes model with the following assumptions: expected term of five years, expected volatility of 104% and expected risk-free interest rate of 6%.

Treasury Stock

In September 2001, our Board of Directors approved the expenditure of up to $5.0 million to purchase our common stock in the open market or in privately negotiated transactions. Repurchases will allow us to have treasury stock available to support our stock option and Employee Stock Purchase Programs ("ESPP"). During 2002 and 2001, we acquired 171,483 and 174,400 shares of Nabi Biopharmaceuticals stock for approximately $0.9 million and $1.0 million, respectively, under this program and have accounted for the acquired stock as treasury stock.

In a transaction dated March 28, 2002, one of our officers exercised stock options for 60,000 shares of our stock. The purchase price was paid by delivery of 40,107 shares of common stock, valued at $0.2 million, which the officer had acquired more than six months earlier. These shares have been accounted for as treasury stock.

Stock Options

We maintain four stock option plans for our employees. Under these plans, we have granted options to certain employees entitling them to purchase shares of common stock within ten years. The options vest over periods ranging from zero to four years from the date of grant and have been granted at exercise prices equal to the fair market value of the underlying common stock on the date of grant.

Related to the sale of the operating assets of a majority of our antibody collection business and our testing laboratory in September 2001, the Board of Directors approved the extension of the exercise period after termination of employment from 90 days to four years for vested options held by employees whose positions were terminated by us in the transaction. As a result of this modification, we recognized a $1.2 million compensation expense reflecting the difference on the date of modification between the fair market value of shares subject to options that had vested and the exercise price of the vested options.

We also maintain a Stock Option Plan for Non-Employee Directors, under which we have granted options to certain directors entitling them to purchase shares of common stock within five years, vesting six months after the date of grant at an exercise price equal to the fair market value of the underlying common stock at the date of grant.

At December 28, 2002, there were options outstanding under all of our stock plans to acquire 8.0 million shares of our common stock of which 4.8 million were then exercisable. Additionally, 11.2 million shares of common stock are reserved for future grants under the plans.

Notes to Consolidated Financial Statements

Stock options granted and outstanding under these plans as of December 28, 2002 are presented below:

	Options In Thousands	Exercise Price Per Share	Weighted-Average Exercise Price
Balance at December 31, 1999	6,236	$ .19–$13.75	$5.77
Granted	2,303	3.25– 11.00	6.91
Exercised or canceled	(1,499)	.19– 13.75	5.59
Balance at December 30, 2000	7,040	.19– 13.75	6.18
Granted	1,952	4.50– 9.99	5.06
Exercised or canceled	(1,600)	.19– 13.75	5.68
Balance at December 29, 2001	7,392	1.63– 13.75	5.99
Granted	1,470	3.60– 10.18	8.69
Exercised or canceled	(874)	2.69– 13.75	5.81
Balance at December 28, 2002	7,988	$1.63–$13.75	$6.51

	Outstanding			Exercisable	
Exercise Price Range	Options (In Thousands)	Average Years Remaining	Average Exercise Price	Options (In Thousands)	Average Exercise Price
$ 1.63–$ 4.25	1,993	4.6	$3.01	1,737	$ 3.03
$ 4.35–$ 7.97	3,886	7.0	6.11	2,074	6.39
$ 8.00–$11.125	1,692	7.5	9.76	534	10.91
$12.97–$13.75	417	3.1	13.72	417	13.72
Total	7,988			4,762	

The following information reflects our pro forma loss and income information as if compensation expense associated with our stock plans had been recorded under the provisions of SFAS 123. Pro forma compensation expense has been determined based upon the estimated fair market value of the options at the date of grant.

Dollars in Thousands, Except Per Share Data	2002	2001	2000
Net (loss) income	$(4,637)	$98,552	$ (675)
Basic (loss) earnings per share	$ (0.12)	$ 2.59	$(0.02)
Diluted (loss) earnings per share	$ (0.12)	$ 2.22	$(0.02)

The estimated fair value of each option grant is determined using the Black-Scholes option-pricing model with the following ranges of assumptions: expected term of two to four years; expected volatility of 83–100%; and expected risk-free interest rates of 2–7%. The weighted-average estimated fair value of options granted during 2002, 2001 and 2000 were $5.76, $3.58 and $4.95, respectively.

Employee Stock Purchase Plan

In May 2000, the stockholders approved the 2000 Employee Stock Purchase Plan ("ESPP"). The terms of the ESPP allow for qualified employees (as defined therein) to participate in the purchase of up to 500,000 shares of our common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each semi-annual stock purchase period. We issued 116,940, 130,001 and 76,973 shares of common stock during 2002, 2001 and 2000, respectively, pursuant to this plan at an average price per common share of $4.99, $4.51 and $4.04, respectively.

Shareholders Rights Plan

Effective July 1997, our Board of Directors adopted a shareholders rights plan under which a dividend of one preferred share purchase right (the "Right") was distributed for each outstanding share of common stock. Each right entitles the holder to purchase one one-hundredth of a share of Series One Preferred Stock at a price of $70, subject to adjustment. The Rights expire in August 2007, and are exercisable only if an individual or group has acquired or obtained the right to acquire, or has announced a tender or exchange offer that if consummated would result in such individual or group acquiring beneficial ownership of 15% or more of the common stock. Such percentage may be lowered at the Board's discretion. If the Rights become exercisable, the holder (other than the individual or group who triggered the exercisability) may be entitled to receive upon exercise shares of our common stock having a market value of two times the exercise price of the Rights, or the number of shares of the acquiring company which have a market value of two times the exercise price of the Rights. The Rights separate from the common stock if they become exercisable. We are entitled to redeem the Rights in whole for $0.01 per Right under certain circumstances.

Shares of Common Stock

As of December 28, 2002, 11.5 million shares of common stock in the aggregate were reserved for issuance related to stock options, warrants and employee benefit plans.

Note 10—Sale of Assets

On September 6, 2001, we sold the operating assets of a majority of our antibody collection business and testing laboratory for $156.3 million in cash. The assets sold were certain real estate, leasehold interests, fixtures, furniture, tools, machinery and equipment, other fixed assets, antibody inventories and related supplies, contracts, agreements, arrangements and/or commitments, licenses and permits, business and financial records, intellectual property and goodwill related to the operation of the 47 antibody collection centers and our testing laboratory included in the transaction.

The following is a summary of the components of the gain on the sale of assets:

Dollars in Thousands	
Gross proceeds from sale	$156,291
Net investment in transferred operations:	
Fixed assets	(17,423)
Goodwill/intangibles	(15,024)
Inventory	(13,291)
Other working capital adjustments	(585)
Transaction costs	(5,749)
Gain on sale of assets before tax	$104,219

Transaction costs include $4.1 million of cash closing costs.

We were advised in the transaction by an investment bank, the president of which is a member of our Board of Directors. The investment bank's services were utilized due to its specific experience in our industry. We believe the professional fees paid of $1.5 million were commensurate with market rates for such services in this type of transaction.

Note 11— Non-recurring Charges

During 1998, we recorded a non-recurring charge that included $13.2 million related to a strategic plan to sell or close certain antibody collection centers and actions to reduce pre-clinical product development activities at our Rockville, Maryland, facility. During 1999, we reduced staff levels at our Rockville facility, closed or sold seven U.S. antibody collection centers out of the eight centers specified in the original plan, and transferred our four German antibody collection centers and related operations to a third party.

Based on the positive results from the StaphVAX Phase III trial announced in September 2000 and the approval of a plan in 2000 to increase the level of research and development activities in the future at our Rockville, Maryland facility, we reversed $3.0 million of the remaining non-recurring charge accrual into income. This was reported as a non-recurring credit in our income statement.

The balance of the restructuring accrual was comprised of anticipated shut-down and severance costs related to the scheduled closure of an antibody collection center in the original plan. In the third quarter of 2000, we determined that operations would continue at this center for the foreseeable future and the center continued in operation. Based on this change to the original operating plan, the remaining accrual of $0.9 million was reversed into income during the third quarter of 2000 and reported as a non-recurring credit. This antibody collection center was included in the centers sold as part of the sale of the majority of the antibody collection business and testing laboratory in September 2001.

A summary of our restructuring activity for the year ended December 30, 2000 is presented below:

Dollars in Thousands	
Balance at December 31, 1999	$ 4,083
Activity during 2000:	
Termination benefit payments	(208)
Non-recurring credit	(3,875)
Balance at December 30, 2000	$ —

Note 12—Income Taxes

Income before income taxes was taxed domestically only.

The provision for income taxes consists of the following:

	For the Years Ended		
Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Current:			
Federal	$ —	$ (4,119)	$ (48)
State	(133)	(3,000)	(52)
Subtotal	(133)	(7,119)	(100)
Deferred:			
Federal	(482)	(4,169)	—
State	—	(89)	—
Subtotal	(482)	(4,258)	—
Total	$(615)	$(11,377)	$(100)

Notes to Consolidated Financial Statements

Deferred tax (liabilities) assets are comprised of the following:

Dollars in Thousands	For the Years Ended Dec. 28, 2002	Dec. 29, 2001
Deferred tax assets:		
Net operating loss carryforwards	$ 6,057	$ 1,040
Capitalized research and development	2,156	3,473
Research and development tax credit	5,677	4,296
Inventory reserve and capitalization	1,924	2,174
Amortization	1,847	2,178
Bad debt reserve	109	350
Depreciation	1,296	709
Alternative minimum tax credit	900	3,148
Deferred income	20	1,119
Other	665	2,265
Deferred tax assets	20,651	20,752
Deferred tax liabilities:		
Depreciation	(21,882)	(17,850)
Other	(1,097)	(1,442)
Deferred tax liabilities	(22,979)	(19,292)
Net deferred tax (liabilities) assets	$ (2,328)	$ 1,460

We have net operating loss carryforwards of approximately $20.6 million that expire at various dates through 2022. Approximately $4.3 million of the net operating loss carryforwards are related to the exercise of employee stock options, and we will record a tax benefit of approximately $1.6 million through capital in excess of par value when losses are realized.

We have research and development tax credit carryforwards of $5.7 million that expire in varying amounts through 2022. We have alternative minimum tax credit carryforwards of $0.9 million that are available to offset future regular tax liabilities, and do not expire.

The ultimate realization of the remaining deferred tax assets is largely dependent on our ability to generate sufficient future taxable income. Management has determined that no valuation allowance is necessary for the years ended December 28, 2002 and December 29, 2001.

The significant elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	For the Years Ended Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Federal statutory rate	34.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.0	2.8	1.4
Goodwill and other amortization	—	2.6	7.1
Foreign sales benefit and nondeductible items	(1.0)	—	—
Merger transaction cost	—	—	(1.1)
Decrease in valuation allowance	—	(30.2)	(14.1)
Tax credits	(17.8)	(0.4)	(25.2)
Other	2.8	—	(0.9)
Total	23.0%	9.8%	2.2%

Note 13—Earnings Per Share

The following table is a reconciliation between basic and diluted earnings per share for net income for the years ended December 28, 2002, December 29, 2001 and December 30, 2000:

		Effect of Dilutive Securities:		
Amounts in Thousands, Except Per Share Data	Basic Earnings Per Share	Stock options and other dilutive Securities	Convertible Notes	Diluted Earnings Per Share
2002				
Net income	$ 2,055	—	$ —	$ 2,055
Shares	38,670	971	—	39,641
Per share amount	$ 0.05	—	$ —	$ 0.05
2001				
Net income	$104,682	—	$1,176	$105,858
Shares	37,980	1,285	5,607	44,872
Per share amount	$ 2.76	—	$ 0.21	$ 2.36
2000				
Net income	$ 4,359	—	$ —	$ 4,359
Shares	36,604	1,135	—	37,739
Per share amount	$ 0.12	—	$ —	$ 0.12

Note 14—Employee Benefit Plans

Effective December 31, 2001, the discretionary company match for employee contributions to the Nabi Savings and Retirement Plan (the "Plan") was changed to 4% of the participant's earnings commencing in 2002. The plan permits employees to contribute up to 15% of pre-tax annual compensation. In 2001 and 2000, there were two defined plans with a discretionary match by the company equal to 50% of each participant's contribution, up to an amount equal to 2% of the participant's earnings. Effective December 31, 2001, these two plans were merged into the Plan. Our matching contributions to the plans were approximately $1.0 million in 2002, $0.4 million in 2001 and $0.5 million in 2000.

Note 15—Leases

We conduct certain of our operations under operating lease agreements. The majority of these lease agreements contain renewal options which enable us to renew the leases for periods of two to ten years at the then fair rental value at the end of the initial lease term.

Rent expense was approximately $3.8 million, $6.6 million and $7.2 million for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively. The decrease in rent expense in the year ended December 28, 2002 compared to the years ended December 29, 2001 and December 30, 2000, respectively, is due to the effect of the sale of the majority of the antibody collection business and testing laboratory in September 2001.

As of December 28, 2002, the aggregate future minimum lease payments under all non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

Year Ending	Dollars in Thousands
2003	$3,171
2004	1,987
2005	1,125
2006	531
2007	439
Thereafter	960
Total minimum lease commitments	$8,213

Note 16—Related Party Transactions

At December 29, 2001, notes receivable from corporate officers aggregated $162,000 at an interest rate equal to the prime interest rate. Repayment in full was made in the first quarter of 2002 and there are no amounts receivable from corporate officers at December 28, 2002.

In 2001, we engaged an investment bank, the president of which is a member of our Board of Directors, to provide certain services to us in connection with our review and implementation of a corporate expansion strategy. This engagement, which may be terminated by either party upon thirty days notice, currently provides for a monthly retainer of $30,000 and additional fees under certain circumstances. During 2002 and 2001 we paid this investment bank $628,000 and $100,000, respectively, including expenses, under this engagement. We believe the terms of the engagement are no less favorable to us than would have been obtained from an unrelated party. This investment bank also advised us and received a fee in connection with the sale of the majority of the antibody collection business and testing laboratory. Refer to Note 10.

Note 17—Strategic Alliances, Licenses and Royalty Agreements

Under a license and distribution agreement with Cangene Corporation ("Cangene"), we have exclusive rights to distribute and market WinRho SDF in the U.S. Cangene, which holds the FDA licenses for the product, is required to supply the necessary quantities of WinRho SDF to support such sales and shares equally in the profits from sales after accounting for the costs of production and selling expenses. We report Cangene's share of profits as royalty expense. The license and distribution agreement concludes in March 2005.

In 1997, we acquired from Baxter the exclusive rights to Autoplex T in the U.S., Canada and Mexico. In connection with the acquisition, Baxter agreed to manufacture Autoplex T for us until May 2000 or such later time as may be determined under the terms of a consent order entered into between Baxter and the Federal Trade Commission ("FTC"), but in any event four months after we receive approval from the FDA to manufacture Autoplex T. At the discretion of the FTC, the period Baxter manufactures Autoplex T can be extended for up to four twelve-month intervals. The FTC approved the third twelve-month extension beginning in May 2002. The FTC could require us to return our rights to Autoplex T to Baxter if we do not obtain FDA approval to manufacture the product by May 2003 or by a later date agreed to by the FTC. We anticipate that the period Baxter manufactures Autoplex T under the terms of the consent order from the FTC will be extended for the twelve-month period through May 2004. If the rights revert to Baxter and Baxter later sells these rights, we would share equally the proceeds of any such sale with Baxter, and under certain circumstances Baxter will be required to make a specified payment to us. Upon FDA licensure to manufacture the product, we are obligated to pay $1.0 million to Baxter, subject to recovery of fifty percent (50%) of expenditures incurred to license the product in excess of $6.0 million.

In 1999, we entered into a five-year agreement with DSM Pharmaceuticals, Inc. (formerly Catalytica Pharmaceuticals) ("DSM") for exclusive distribution rights in the U.S. and Canada for Aloprim. Under this agreement, we sell and DSM manufactures the product and both companies share equally in profits from the sale of the product after accounting for the costs of production and selling expenses on the first $4 million of product sales in any given year. On sales of Aloprim in excess of $4 million in a year, profits are shared 70% to us and 30% to DSM. In the event DSM obtains sales and distribution rights in additional territories to the U.S. and Canada, we can purchase the rights to Aloprim in these additional territories. We have the option to acquire the rights to manufacture and distribute the product from DSM prior to expiration of the distribution agreement. Our current agreement with DSM expires in 2004.

In May 2000, we entered into agreements with Dow for the contract production and commercial supply of StaphVAX. The manufacturing process for StaphVAX is being transferred to Dow from our pilot manufacturing plant in Rockville, Maryland. We plan to use StaphVAX material from initial clinical lots manufactured at Dow under cGMP for an immunogenicity study and for the confirmatory Phase III trial planned to commence in 2003. We expect Dow to complete scale-up of manufacturing at the facility and to begin the production of consistency lots of StaphVAX in 2004. The contract manufacturing agreements required us to make certain payments to Dow to secure future access to commercial vaccine manufacturing capacity and to enable Dow to ready its facility for the future commercial scale manufacture of StaphVAX, its intended use. These payments have been recorded as a Manufacturing Right and included in Intangible Assets. Amortization of the Manufacturing Right is expected to commence when commercial manufacture of StaphVAX commences at Dow. The contract to ready the Dow facility to manufacture StaphVAX was originally scheduled to expire in October 2002, has been extended to March 2003. We expect to execute amended contracts with Dow to complete readying the facility for its intended use and for the commercial manufacture of StaphVAX in March 2003. These contracts are expected to require us to make significant additional payments to Dow, which will also be recorded as a Manufacturing Right, to ready its facility for the commercial manufacture of StaphVAX.

Note 18—Commitments and Contingencies

In February 2003, we entered into an agreement to construct a facility in Boca Raton, Florida, to house our laboratory facility and cold storage capacity that is expected to replace our leased facilities in Miami, Florida. This agreement includes a noncancelable capital commitment of approximately $3.2 million.

Notes to Consolidated Financial Statements

As of December 28, 2002, we had open purchase order commitments of $5.7 million. See lease commitments discussed at Note 15.

We are a party to litigation in the ordinary course of business. We do not believe that any such litigation will have a material adverse effect on our business, financial position or results of operations.

During 2002, we were named as one of over 40 pharmaceutical and biopharmaceutical defendants in three class action lawsuits, filed in the Superior Court of the State of California; two filed in the County of San Francisco on August 23, 2002 and September 9, 2002 and one filed in the County of Alameda on July 12, 2002. The cases each involve claims that insurers and consumers of defendants' products made overpayments for those products based on an alleged manipulation of Average Wholesale Price ("AWP"), a standard which governs amounts that physicians, hospitals and other providers receive as reimbursement for purchases of defendants' products. The plaintiffs seek damages, equitable relief and disgorgement of profits. The three lawsuits are in their preliminary stages; no class has been certified. To date, we have been served in only one of the three suits. The lawsuits do not allege that we collected monies from the putative plaintiffs. We believe that, to the extent the putative plaintiffs made any payments based on AWP, such payments were made to physicians, hospitals and other providers, not to us. We deny any liability and intend to vigorously defend the suits.

Note 19—Industry Segment Information

We manage our operations in two reportable segments, the biopharmaceutical products and antibody products segments. The biopharmaceutical products segment consists of the production and sale of proprietary biopharmaceutical products and research and development efforts for the biopharmaceutical product lines. The antibody products segment consists of the collection and sale of non-specific and specialty antibody products to other biopharmaceutical manufacturers, the production and sale of antibody-based control and diagnostic products and laboratory testing services.

The accounting policies for each of the segments are the same as those described in the summary of significant accounting policies. There are no inter-segment sales. Antibody product used to manufacture Nabi-HB is transferred from our antibody segment to our biopharmaceutical segment at cost. We evaluate the performance of each segment based on operating profit or loss. There is no inter-segment allocation of interest expense and income taxes.

Information regarding our operations and assets for the two industry segments is as follows:

	For the Years Ended		
Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Sales:			
Biopharmaceutical products	$ 89,466	$ 73,439	$ 72,985
Antibody products	106,500	161,390	155,798
	$195,966	$234,829	$228,783
Gross margin:			
Biopharmaceutical products	$ 54,764	$ 51,741	$52, 550
Antibody products	9,149	18,382	4,292
	$ 63,913	$ 70,123	$ 56,842
Operating income:			
Biopharmaceutical products	$ 6,732	$ 12,037	$ 17,614
Antibody products	(3,062)	104,974	(10,158)
	$ 3,670	$117,011	$ 7,456
Depreciation and amortization expense:			
Biopharmaceutical products	$ 6,966	$ 2,282	$ 1,926
Antibody products	2,744	6,477	7,166
	$ 9,710	$ 8,759	$ 9,092
Non-recurring item:			
Biopharmaceutical products	$ —	$ —	$ (3,012)
Antibody products	—	—	(863)
	$ —	$ —	$ (3,875)
Capital expenditures:			
Biopharmaceutical products	$ 1,981	$ 11,269	$ 16,351
Antibody products	2,290	1,783	2,609
	$ 4,271	$ 13,052	$ 18,960
Assets:			
Biopharmaceutical products	$159,890	$172,988	
Antibody products	68,206	136,495	
	$228,096	$309,483	

(continued)

A reconciliation of reportable segment selected financial information to the total combined amounts of the selected financial information is as follows:

	For the Years Ended		
Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Income before income taxes:			
Reportable segment operating income	$ 3,670	$117,011	$ 7,456
Unallocated interest expense	(2,130)	(2,128)	(3,581)
Unallocated other income and expense, net	1,130	1,176	584
Consolidated income before income taxes	$ 2,670	$116,059	$ 4,459
Depreciation and amortization expense:			
Reportable segment depreciation and amortization expense	$ 9,710	$ 8,759	$ 9,092
Unallocated corporate depreciation and amortization expense	367	732	746
Consolidated depreciation and amortization expense	$ 10,077	$ 9,491	$ 9,838
Capital expenditures:			
Reportable segment capital expenditures	$ 4,271	$ 13,052	$18,960
Unallocated corporate capital expenditures	1,446	—	23
Consolidated capital expenditures	$ 5,717	$ 13,052	$18,983
Assets:			
Reportable segment assets	$228,096	$309,483	
Unallocated corporate assets	4,720	5,141	
Consolidated assets	$232,816	$314,624	

Information regarding sales by geographic area for the years ended December 28, 2002, December 29, 2001 and December 30, 2000 and information regarding long-lived assets at December 28, 2002 and December 29, 2001 is as follows:

	For the Years Ended		
Dollars in Thousands	Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Sales:			
Domestic	$174,291	$190,830	$183,995
Foreign	21,675	43,999	44,788
Total	$195,966	$234,829	$228,783
Long-lived assets:			
Domestic	$119,770	$115,786	
Foreign	—	—	
Total	$119,770	$115,786	

Foreign sales are determined based upon customer location. The majority of our sales are generated from the U.S. Our principal foreign markets were South Korea, the United Kingdom and Germany in 2002. In the years ended December 28, 2002, December 29, 2001 and December 30, 2000, sales to foreign markets were derived wholly from antibody products.

Sales for the year ended December 28, 2002 included one customer of our antibody products segment, Bayer Corporation, and two customers of our biopharmaceutical product segment, Cardinal Health, Inc. and AmerisourceBergen, representing 35%, 15% and 14% of sales,, respectively. Sales for the year ended December 29, 2001 included two customers of our antibody products segment, Bayer Corporation and Baxter Healthcare Corporation, and one customer of our biopharmaceutical product segment, Cardinal Health, Inc., representing 24%, 19%, and 10% of sales, respectively. Sales for the year ended December 30, 2000 included two customers of our antibody products segment, Baxter Healthcare Corporation and Bayer Corporation, and one customer of our biopharmaceutical product segment, Cardinal Health, Inc., representing 22%, 18% and 11% of sales, respectively.

Notes to Consolidated Financial Statements

Note 20—Supplemental Cash Flow Information

Dollars in Thousands	For the Years Ended Dec. 28, 2002	Dec. 29, 2001	Dec. 30, 2000
Supplemental cash flow information:			
Interest paid, net of capitalized interest	$ 3,677	$2,042	$2,966
Income taxes (refunded) paid	$(1,035)	$4,386	$ (38)
Non-cash extinguishment of 6.5% Convertible Subordinated Notes in exchange for common stock	$ —	$ —	$2,000

Note 21—Selected Quarterly Financial Data (Unaudited)

Dollars in Thousands, Except Per Share Data	Sales	Gross Profit Margin	Net (Loss) Income	Basic (Loss) Earnings Per Share	Diluted (Loss) Earnings Per Share
2002					
1st Quarter	$ 40,969	$ 14,122	$ (661)	$(0.02)	$ (0.02)
2nd Quarter	50,802	16,496	821	0.02	0.02
3rd Quarter	46,100	15,499	825	0.02	0.02
4th Quarter	58,095	17,796	1,070	0.03	0.03
Year 2002	$195,966	$63,913	$ 2,055	$0.05	$ 0.05
2001					
1st Quarter	$ 60,178	$ 13,637	$ 685	$ 0.02	$ 0.02
2nd Quarter	65,288	17,411	1,515	0.04	0.04
3rd Quarter	54,603	16,678	101,036	2.66	2.25
4th Quarter	54,760	22,397	1,446	0.04	0.04
Year 2001	$234,829	$70,123	$104,682	$2.76	$ 2.36

Earnings per share were calculated for each three-month and twelve-month period on a stand- alone basis. The sum of the earnings per share for four quarters may not equal the earnings per share for the twelve months.

The results for the first quarter of 2002 included lower sales of biopharmaceutical products compared to the remainder of the quarters in 2002, due to seasonal fluctuations in our normal sales patterns. Operating expenses, particularly research and development expenses, did not vary in accordance with sales activity resulting in the quarterly net loss.

The results for the third quarter of 2001 included the gain on the sale of the majority of the antibody collection business and testing laboratory assets.

The results for the fourth quarter of 2001 included the benefit of the settlement of an arbitration proceeding with Baxter and the impact of changes in the estimated carrying values of deferred tax asset and liability balances at December 29, 2001.

Corporate Information

Board of Directors:

David L. Castaldi
Independent Consultant

Geoffrey F. Cox, Ph.D.
Chairman & CEO
Genzyme Transgenics Corp.

George W. Ebright
President & COO (retired)
SmithKline Beecham Corporation

David J. Gury
Chairman & CEO
Nabi Biopharmaceuticals

Richard A. Harvey, Jr.
President
Stonebridge Associates, LLC

Linda Jenckes
President
Linda Jenckes & Associates

Thomas H. McLain
President & COO
Nabi Biopharmaceuticals

Stephen G. Sudovar
President & CEO
EluSys Therapeutics, Inc.

Corporate Officers:

David J. Gury
Chairman & CEO

Thomas H. McLain
President & COO

Constantine Alexander
Corporate Secretary
Nutter, McClennan & Fish, LLP

Anna E. Mack
Senior Director/General Counsel &
Assistant Secretary

C. Thomas Johns
Senior Vice President
Manufacturing Operations

Robert B. Naso, Ph.D.
Senior Vice President
Quality, Regulatory &
Product Development

Gary A. Siskowski
Senior Vice President
Sales & Marketing

Mark L. Smith
Senior Vice President
Finance, CFO, CAO & Treasurer

Independent Auditors:

Ernst & Young LLP
Suite 700
100 N.E. 3rd Avenue
Ft. Lauderdale, FL 33301

General Counsel:

Anna E. Mack
Senior Director/
General Counsel & Assistant Secretary
Nabi Biopharmaceuticals

Corporate Headquarters:

5800 Park of Commerce Blvd., NW,
Boca Raton, FL 33487
561-989-5800

Transfer Agent & Registrar:

Communications concerning transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent:

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
212-936-5100

Annual Meeting:

The annual meeting of stockholders will be held at:

10:00 AM, May 16, 2003
Embassy Suites Hotel
661 NW 53rd Street
Boca Raton, FL 33487

SEC Form 10-K:

A copy of the Company's Annual Report on Form 10-K for the year ended December 28, 2002, is available without charge upon written request to Investor Relations, Nabi Biopharmaceuticals, 5800 Park of Commerce Blvd., NW, Boca Raton, FL 33487; or by accessing the Company's web site at www.nabi.com.

Market for Registrant's Common Equity and Related Stockholder Matters:

Nabi Biopharmaceuticals' common stock is quoted on the Nasdaq National Market under the symbol "NABI." The following table sets forth for each period the high and low sale prices for the common stock (based upon intra-day trading) as reported by the Nasdaq National Market.

2002	High	Low
First Quarter	11.500	4.670
Second Quarter	7.260	4.710
Third Quarter	6.000	3.320
Fourth Quarter	7.610	4.850
2001		
First Quarter	6.375	3.875
Second Quarter	8.500	5.125
Third Quarter	7.740	4.850
Fourth Quarter	11.080	5.450

The closing price of our common stock on February 21, 2003 was $5.20 per share. The number of record holders of our common stock on February 21, 2003 was 1,119.

No cash dividends have been previously paid on our common stock and none are anticipated in 2003.

Note: This annual report uses the Company's trademarks and registered trademarks, including Nabi®, Nabi® (logo), Nabi Biopharmaceuticals™, Nabi-HB® [Hepatitis B Immune Globulin (Human)], StaphVAX® (*Staphylococcus aureus* Polysaccharide Conjugate Vaccine), Altastaph™ [*Staphylococcus aureus* Immune Globulin Intravenous (Human)], Civacir™ [Hepatitis C Immune Globulin (Human)], and NicVAX™ (Nicotine Conjugate Vaccine). WinRho SDF® [Rh_0(D) Immune Globulin (Human)] is a registered trademark of Cangene Corporation. Autoplex® T (Anti-Inhibitor Coagulant Complex, Heat Treated) is a registered trademark of Baxter Healthcare Corporation. Aloprim™ [(Allopurinol sodium) for injection] is a trademark of Catalytica Pharmaceuticals, Inc.

Designed by Curran & Connors, Inc. / www.curran-connors.com


Nabi
Biopharmaceuticals

5800 Park of Commerce Blvd., N.W
Boca Raton, FL 33487
561.989.5800
fax 561.989.5801
www.nabi.com